AR/S

Jeffersonville Bancorp

CELEBRATING OUR 90TH YEAR • 1913-2003

2002 Annual Report and 10K



In tiny Jeffersonville, New York, seven distinguished members of the mostly German-American community met one day in 1913 to establish a new commercial bank for the area. The nearest bank was miles away. These seven gentlemen – Valentine Scheidel, William B. Voorhees, Otto W. Meyer, Charles Schmidt, William F. Heinle, Grover DeLap, H.N. Kronrich and Robert McGinn – formed The First National Bank of Jeffersonville's first Board of Directors.

By the following January, the new bank opened its doors for business in a building constructed by George DeLap of Kenoza Lake at a cost somewhat less than $7,800. The *Sullivan County Democrat* said at the time "the all-concrete building with its polished surface presents a fine appearance." Seventy-five area residents would show up that first Monday in January 1914 to open accounts, and the bank would take in $10,000.

Today, 90 years later, The First National Bank of Jeffersonville has assets of over $330 million, thousands of customers throughout the county and 10 branches employing over 125 local people.

To Our Stockholders and Customers

2002 was a record breaking year. Net income increased 45% to $5.2 million. We not only increased our regular dividend, but also paid an extra year end dividend for a total of $.90, an increase of 22% over last year. In addition, our shareholders realized an increase of over 100% in the price of our stock. While the increase in stock price is based upon a relatively small number of stock purchases and sales, it is very satisfying to see that the patience of our long time shareholders is being rewarded. However, with the state of the depressed economy, weak stock market and threat of war; there is no guarantee that our stock price will remain at this level. These results were achieved while we continued to meet our mission of serving the local market. At year end, total assets were $325.0 million, an increase of $26.9 million, or 9.0%. Total loans were up $8.8 million, or 5.5% to $168.9 million, and total deposits grew $14.8 million, or 6.2% to $252.8 million. Noteworthy, was the significantly higher growth rates in our lower costing core deposits; the 16.2% increase in NOW and Super NOW accounts, and a 19.8% increase in Savings and Insured Money Market accounts as well as a 8.8% increase in demand deposits. Higher costing time deposits actually declined 7.6% as a result of the less aggressive pricing needed to meet our requirements.

While the Company's assets were growing and earnings were increasing we were busily upgrading our systems and improving our delivery of services. We renovated the main office in Jeffersonville, providing additional work spaces for our expanding staff. We installed a high density filing system which allowed us to consolidate and improve accessibility to our files. We moved our Livingston Manor branch from the Peck's Market location to the former Fleet Branch office, after extensive remodeling. We moved our training facility from Jeffersonville to our Liberty office where we also established a disaster recovery site. We installed a new main frame computer providing much needed capacity and far greater speed. We also upgraded our P.C. network.

Sullivan County is in a period of transition with the prospect of unprecedented growth right around the corner. The recent boom in real estate has eliminated the glut of available properties which has hung over our market for many years and kept prices in check. Prices are now on the rise and new housing is under construction. Several new housing developments are being marketed with more in the planning stages.



Arthur E. Keesler



Raymond Walter

Efforts by the Sullivan County Partnership for Economic Development are finally being realized. The Partnership has had many successes over the past several years. Recently, there has been a tremendous increase in economic development activity. Numerous businesses have relocated here through the Partnership with many more in various stages of relocation. The aftermath of 9/11 has created an influx of new residents from New York City and the increase of employment opportunities have all contributed to the need for more housing in Sullivan County. We are ready to meet the financing needs for the coming growth.

It is with mixed emotions that I inform you that Gilbert E. Weiss has tendered his resignation from the Company's Board of Directors. "Gib" started his banking career at Jeffersonville in 1957. He was designated Cashier in 1962, and was elected to the Board of Directors in 1964. Subsequently he was named Executive Vice President and CEO, the title he held until his retirement from the bank in 1985. Gib remained active with the bank as a director and provided invaluable advice and counsel over the years. We appreciate all his contributions and all that he has meant to our company. At the Company's annual organization meeting, the Board of Directors appointed Gib, Director Emeritus. Gib was responsible for hiring me in 1973. He was my mentor and is my friend. We shared many good times and I am going to miss him. We all wish him a happy, healthy and well deserved retirement.

Our goal, as a community bank, is to not only provide for the depository and credit needs of our customers but also to provide superior service. This is the main area which sets us apart from our competition. Our commitment to service is also reflected in the countless hours of volunteer work that our employees provide to their communities. The bank is an integral part of the community. Monetary contributions to all of the various service organizations, clubs, schools, charities, etc., were in excess of $75,000 for this past year.

The Board of Directors, officers and staff of the Company are looking forward to a very busy and productive year. We thank you, our stockholders, for your past support and we are confident that the future of the local economy and the bank are both bright.

Arthur E. Keesler
President
Jeffersonville Bancorp

Raymond Walter
President
The First National Bank of Jeffersonville

Selected Financial Information

FIVE-YEAR SUMMARY

	2002	2001	2000	1999	1998
RESULTS OF OPERATIONS					
Interest income	$ 20,635,000	$ 20,230,000	$ 19,379,000	$ 18,444,000	$ 17,102,000
Interest expense	5,331,000	7,627,000	8,295,000	7,711,000	7,492,000
Net interest income	15,304,000	12,603,000	11,084,000	10,733,000	9,610,000
Provision for loan losses	900,000	300,000	300,000	300,000	600,000
Net income	5,242,000	3,625,000	2,823,000	2,873,000	2,318,000
FINANCIAL CONDITION					
Total assets	$325,025,000	$298,110,000	$273,464,000	$256,960,000	$243,853,000
Deposits	252,792,000	238,029,000	223,278,000	201,603,000	198,114,000
Gross loans	171,977,000	162,711,000	147,456,000	140,261,000	132,341,000
Stockholders' equity	32,497,000	27,313,000	25,109,000	22,001,000	23,017,000
AVERAGE BALANCES					
Total assets	$313,022,000	$286,823,000	$268,967,000	$254,777,000	$230,955,000
Deposits	247,953,000	234,431,000	218,671,000	207,018,000	191,322,000
Gross loans	165,607,000	157,165,000	143,954,000	137,696,000	129,754,000
Stockholders' equity	30,271,000	28,139,000	24,261,000	22,816,000	22,752,000
FINANCIAL RATIOS					
Net income to average total assets	1.67%	1.26%	1.05%	1.13%	1.00%
Net income to average stockholders' equity	17.32%	12.88%	11.64%	12.59%	10.19%
Average stockholders' equity to average total assets	9.67%	9.81%	9.02%	8.96%	9.85%
PER SHARE DATA					
Net income per share	$ 3.55	$ 2.43	$ 1.86	$ 1.87	$ 1.49
Dividends per share	$ 0.90	$ 0.74	$ 0.72	$ 0.62	$ 0.55
Dividend payout ratio	25.39%	30.40%	38.72%	33.41%	36.66%
Book value at year end	$ 21.99	$ 18.48	$ 16.69	$ 14.40	$ 14.88
Total dividends paid	$ 1,331,000	$ 1,102,000	$ 1,093,000	$ 960,000	$ 850,000
Average number of shares outstanding	1,478,107	1,490,888	1,517,259	1,534,288	1,556,500
Shares outstanding at year end	1,478,107	1,478,107	1,504,085	1,528,359	1,546,485

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Management's Discussion and Analysis of Financial Condition and Results of Operations is found on pages 37 to 53 of this report.

Independent Auditors' Report

KPMG

The Board of Directors and Stockholders
Jeffersonville Bancorp:

We have audited the accompanying consolidated balance sheets of Jeffersonville Bancorp and subsidiary (the Company) as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jeffersonville Bancorp and subsidiary as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Albany, New York
February 21, 2003

Consolidated Balance Sheets

December 31,	2002	2001
ASSETS		
Cash and due from banks (note 2)	$ 12,874,000	$ 10,844,000
Securities available for sale, at fair value (notes 3 and 8)	117,942,000	104,104,000
Securities held to maturity (estimated fair value of $4,789,000 at December 31, 2002 and $5,920,000 at December 31, 2001) (note 4)	4,673,000	5,786,000
Loans, net of allowance for loan losses of $3,068,000 at December 31, 2002 and $2,614,000 at December 31, 2001 (notes 5, 8, and 9)	168,909,000	160,097,000
Accrued interest receivable	1,933,000	2,033,000
Premises and equipment, net (note 6)	3,230,000	2,765,000
Federal Home Loan Bank stock (notes 8 and 9)	1,900,000	1,650,000
Other real estate owned	126,000	1,237,000
Cash surrender value of bank-owned life insurance	11,734,000	7,355,000
Other assets	1,704,000	2,239,000
Total assets	$325,025,000	$298,110,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Deposits:		
Demand deposits	$ 49,675,000	$ 45,658,000
NOW and Super NOW accounts	35,630,000	30,673,000
Savings and money market deposits	79,094,000	66,022,000
Time deposits (note 7)	88,393,000	95,676,000
Total deposits	252,792,000	238,029,000
Federal Home Loan Bank borrowings (note 8)	30,000,000	30,000,000
Short-term borrowings (note 9)	6,433,000	38,000
Accrued expenses and other liabilities	3,303,000	2,730,000
Total liabilities	292,528,000	270,797,000
Commitments and contingent liabilities (note 17)		
Stockholders' equity (notes 12, 13, and 14):		
Series A preferred stock, no par value; 2,000,000 shares authorized; none issued	—	—
Common stock, $0.50 par value; 2,250,000 shares authorized; 1,589,262 shares issued at December 31, 2002 and 2001	795,000	795,000
Paid-in capital	8,072,000	8,072,000
Treasury stock, at cost; 111,155 shares at December 31, 2002 and 2001	(1,108,000)	(1,108,000)
Retained earnings	23,664,000	19,753,000
Accumulated other comprehensive income (loss), net of taxes of $951,000 in 2002 and ($137,000) in 2001	1,074,000	(199,000)
Total stockholders' equity	32,497,000	27,313,000
Total liabilities and stockholders' equity	$325,025,000	$298,110,000

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

Years Ended December 31,	2002	2001	2000
INTEREST INCOME			
Loan interest and fees	$13,786,000	$13,750,000	$12,979,000
Securities:			
Taxable	5,520,000	5,204,000	5,013,000
Nontaxable	1,251,000	1,018,000	1,254,000
Federal funds sold	78,000	258,000	133,000
Total interest income	20,635,000	20,230,000	19,379,000
INTEREST EXPENSE			
Deposits	3,978,000	6,511,000	7,141,000
Federal Home Loan Bank borrowings	1,304,000	1,068,000	1,016,000
Other	49,000	48,000	138,000
Total interest expense	5,331,000	7,627,000	8,295,000
Net interest income	15,304,000	12,603,000	11,084,000
Provision for loan losses (note 5)	900,000	300,000	300,000
Net interest income after provision for loan losses	14,404,000	12,303,000	10,784,000
NON-INTEREST INCOME			
Service charges	1,777,000	1,553,000	1,294,000
Earnings from cash surrender value of bank-owned life insurance	379,000	364,000	303,000
Net security (losses) gains (note 3)	(1,000)	7,000	5,000
Other non-interest income	993,000	892,000	746,000
Total non-interest income	3,148,000	2,816,000	2,348,000
NON-INTEREST EXPENSES			
Salaries and wages	4,113,000	3,770,000	3,587,000
Employee benefits (note 16)	1,971,000	1,602,000	1,631,000
Occupancy and equipment expenses	1,697,000	1,640,000	1,486,000
Other real estate owned (income) expenses, net	(308,000)	714,000	522,000
Other non-interest expenses (note 11)	2,614,000	2,446,000	2,261,000
Total non-interest expenses	10,087,000	10,172,000	9,487,000
Income before income tax expense	7,465,000	4,947,000	3,645,000
Income tax expense (note 10)	2,223,000	1,322,000	822,000
Net income	$ 5,242,000	$ 3,625,000	$ 2,823,000
Basic earnings per common share	$ 3.55	$ 2.43	$ 1.86

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

Years Ended December 31, 2002, 2001 and 2000	Common Stock	Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
BALANCE AT DECEMBER 31, 1999	$798,000	$8,232,000	$ (206,000)	$15,500,000	$(2,323,000)	$22,001,000
Net income	—	—	—	2,823,000	—	2,823,000
Other comprehensive income	—	—	—	—	1,889,000	1,889,000
Comprehensive income						4,712,000
Cash dividends ($0.72 per share)	—	—	—	(1,093,000)	—	(1,093,000)
Purchases and retirements of common stock	(3,000)	(160,000)	—	—	—	(163,000)
Treasury stock purchased	—	—	(348,000)	—	—	(348,000)
BALANCE AT DECEMBER 31, 2000	795,000	8,072,000	(554,000)	17,230,000	(434,000)	25,109,000
Net income	—	—	—	3,625,000	—	3,625,000
Other comprehensive income	—	—	—	—	235,000	235,000
Comprehensive income						3,860,000
Cash dividends ($0.74 per share)	—	—	—	(1,102,000)	—	(1,102,000)
Treasury stock purchased	—	—	(554,000)	—	—	(554,000)
BALANCE AT DECEMBER 31, 2001	795,000	8,072,000	(1,108,000)	19,753,000	(199,000)	27,313,000
Net income	—	—	—	5,242,000	—	5,242,000
Other comprehensive income	—	—	—	—	1,273,000	1,273,000
Comprehensive income						6,515,000
Cash dividends ($0.90 per share)	—	—	—	(1,331,000)	—	(1,331,000)
BALANCE AT DECEMBER 31, 2002	$795,000	$8,072,000	$(1,108,000)	$23,664,000	$ 1,074,000	$32,497,000

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years Ended December 31,	2002	2001	2000
OPERATING ACTIVITIES			
Net income	$ 5,242,000	$ 3,625,000	$ 2,823,000
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	900,000	300,000	300,000
Write down of other real estate owned	10,000	17,000	80,000
Gain on sales of other real estate owned	(791,000)	(67,000)	(99,000)
Depreciation and amortization	781,000	588,000	658,000
Net earnings from cash surrender value of bank-owned life insurance	(379,000)	(364,000)	(303,000)
Deferred income tax benefit	(184,000)	(651,000)	(175,000)
Net security losses (gains)	1,000	(7,000)	(5,000)
Decrease (increase) in accrued interest receivable	100,000	(67,000)	(271,000)
(Increase) decrease in other assets	(1,133,000)	470,000	(592,000)
Increase in accrued expenses and other liabilities	573,000	385,000	715,000
Net cash provided by operating activities	5,120,000	4,229,000	3,131,000
INVESTING ACTIVITIES			
Proceeds from maturities and calls:			
Securities available for sale	64,694,000	57,386,000	8,293,000
Securities held to maturity	3,359,000	2,429,000	2,575,000
Proceeds from sales of securities available for sale	10,336,000	13,086,000	1,755,000
Purchases:			
Securities available for sale	(85,744,000)	(79,443,000)	(12,220,000)
Securities held to maturity	(2,246,000)	(2,807,000)	(3,253,000)
Disbursements for loan originations, net of principal collections	(9,889,000)	(15,560,000)	(9,872,000)
Purchase of Federal Home Loan Bank stock	(250,000)	(22,000)	—
Purchase of bank-owned life insurance	(4,000,000)	(73,000)	(350,000)
Net purchases of premises and equipment	(1,246,000)	(705,000)	(322,000)
Capital improvements made on other real estate	(237,000)	(603,000)	(153,000)
Proceeds from sales of other real estate owned	2,306,000	2,164,000	777,000
Net cash used in investing activities	(22,917,000)	(24,148,000)	(12,770,000)
FINANCING ACTIVITIES			
Net increase in deposits	14,763,000	14,751,000	21,675,000
Proceeds from Federal Home Loan Bank borrowings	5,000,000	15,000,000	5,000,000
Repayments of Federal Home Loan Bank borrowings	(5,000,000)	(5,000,000)	(5,000,000)
Net increase (decrease) in short-term borrowings	6,395,000	(2,694,000)	(9,174,000)
Cash dividends paid	(1,331,000)	(1,102,000)	(1,093,000)
Purchases and retirements of common stock	—	—	(163,000)
Purchases of treasury stock	—	(554,000)	(348,000)
Net cash provided by financing activities	19,827,000	20,401,000	10,897,000
Net increase in cash and cash equivalents	2,030,000	482,000	1,258,000
Cash and cash equivalents at beginning of year	10,844,000	10,362,000	9,104,000
Cash and cash equivalents at end of year	$ 12,874,000	$ 10,844,000	$ 10,362,000
SUPPLEMENTAL INFORMATION			
Cash paid for:			
Interest	$ 5,490,000	$ 7,832,000	$ 8,223,000
Income taxes	3,251,000	1,580,000	880,000
Transfers of loans to other real estate owned	177,000	184,000	2,476,000

See accompanying notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

BASIS OF PRESENTATION

The consolidated financial statements of Jeffersonville Bancorp (the Parent Company) include its wholly owned subsidiary, The First National Bank of Jeffersonville (the Bank). Collectively, these entities are referred to herein as the "Company." All significant intercompany transactions have been eliminated in consolidation.

The Parent Company is a bank holding company whose principal activity is the ownership of all outstanding shares of the Bank's stock. The Bank is a commercial bank providing community banking services to individuals, small businesses and local municipal governments in Sullivan County, New York. Management makes operating decisions and assesses performance based on an ongoing review of the Bank's community banking operations, which constitute the Company's only operating segment for financial reporting purposes.

The consolidated financial statements have been prepared, in all material respects, in conformity with accounting principles generally accepted in the United States of America. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Material estimates that are particularly susceptible to near-term change include the allowance for loan losses and the valuation of other real estate owned, which are described below. Actual results could differ from these estimates.

For purposes of the consolidated statements of cash flows, the Company considers cash and due from banks and federal funds sold, if any, to be cash equivalents.

Reclassifications are made to prior years' consolidated financial statements whenever necessary to conform to the current year's presentation.

SECURITIES

Management determines the appropriate classification of securities at the time of purchase. If management has the positive intent and ability to hold debt securities to maturity, they are classified as securities held to maturity and are stated at amortized cost. If securities are purchased for the purpose of selling them in the near term, they are classified as trading securities and are reported at fair value with unrealized gains and losses reflected in current earnings. All other debt and marketable equity securities are classified as securities available for sale and are reported at fair value. Net unrealized gains or losses on securities available for sale are reported (net of income taxes) in stockholders' equity as accumulated other comprehensive income (loss). Nonmarketable equity securities are carried at cost. At December 31, 2002 and 2001, the Company had no trading securities.

Gains and losses on sales of securities are based on the net proceeds and the amortized cost of the securities sold, using the specific identification method. The amortization of premium and accretion of discount on debt securities is calculated using the level-yield interest method over the period to the earlier of the call date or maturity date. Unrealized losses on securities that reflect a decline in value which is other than temporary, if any, are charged to income.

LOANS

Loans are stated at unpaid principal balances, less unearned discounts and the allowance for loan losses. Unearned discounts on certain installment loans are accreted into income using a method which approximates the level-yield interest method. Interest income is recognized on the accrual basis of accounting. When, in the opinion of management, the collection of interest is in doubt, the loan is classified as nonaccrual. Generally, loans past due more than 90 days are classified as nonaccrual. Thereafter, no interest is recognized as income until received in cash or until such time as the borrower demonstrates the ability to make scheduled payments of interest and principal.

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged-off against the allowance when management believes that the collectibility of all or a portion of the principal is unlikely. Recoveries of loans previously charged-off are credited to the allowance when realized.

The Company identifies impaired loans and measures loan impairment in accordance with Statement of Financial Accounting Standards (SFAS) No. 114, *Accounting by Creditors for Impairment of a Loan*, as amended by SFAS No. 118. Under SFAS No. 114, a loan is considered to be impaired when, based on current information and events, it is probable that the creditor will be unable to collect all principal and interest contractually due. SFAS No. 114 applies to loans that are individually evaluated for collectibility in accordance with the Company's ongoing loan review procedure, principally commercial mortgage loans and commercial loans. Smaller balance, homogeneous loans which are collectively evaluated, such as consumer and smaller balance residential mortgage loans are specifically excluded from the classification of impaired loans. Creditors are permitted to measure impaired loans based on (i) the present value of expected future cash flows discounted at the loan's effective interest rate, (ii) the loan's observable market price or (iii) the fair value of the collateral if the loan is collateral dependent. If the approach used results in a measurement that is less than an impaired loan's recorded investment, an impairment loss is recognized as part of the allowance for loan losses.

The allowance for loan losses is maintained at a level deemed adequate by management based on an evaluation of such factors as economic conditions in the Company's market area, past loan loss experience, the financial condition of individual borrowers, and underlying collateral values based on independent appraisals. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions, particularly in Sullivan County. In addition, Federal regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses and may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination, which may not be currently available to management.

PREMISES AND EQUIPMENT

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided over the estimated useful lives of the assets using straight-line or accelerated methods.

FEDERAL HOME LOAN BANK STOCK

As a member institution of the Federal Home Loan Bank (FHLB), the Bank is required to hold a certain amount of FHLB stock. This stock is considered to be a nonmarketable equity security and, accordingly, is carried at cost.

OTHER REAL ESTATE OWNED

Other real estate owned consists of properties acquired through foreclosure and is stated on an individual-asset basis at the lower of (i) fair value less estimated costs to sell or (ii) cost which represents the fair value at initial foreclosure. When a property is acquired, the excess of the loan balance over the fair value of the property is charged to the allowance for loan losses. If necessary, subsequent write downs to reflect further declines in fair value are included in non-interest expenses. Fair value estimates are based on independent appraisals and other available information. While management estimates losses on other real estate owned using the best available information, such as independent appraisals, future write downs may be necessary based on changes in real estate market conditions, particularly in Sullivan County, and the results of regulatory examinations.

BANK-OWNED LIFE INSURANCE

The investment in bank-owned life insurance, which covers certain officers of the Bank, is carried at the policies' cash surrender value. Increases in the cash surrender value of bank-owned life insurance, net of premiums paid, are included in non-interest income.

INCOME TAXES

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to "temporary differences" between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are reduced by a valuation allowance when management determines that it is more likely than not that all or a portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

EARNINGS PER COMMON SHARE

Basic earnings per share (EPS) is computed by dividing income available to common stockholders (net income less dividends on preferred stock, if any) by the weighted average number of common shares outstanding for the period. Entities with complex capital structures must also present diluted EPS which reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common shares. The Company does not have a complex capital structure and, accordingly, has presented only basic EPS.

Basic earnings per common share was computed based on average outstanding common shares of 1,478,000 in 2002, 1,491,000 in 2001, and 1,517,000 in 2000. Income available to common stockholders equaled net income for each of these years.

RECENT ACCOUNTING PRONOUNCEMENTS

In July 2001, the FASB issued SFAS No. 141, *Business Combinations*, which requires that all business combinations be accounted for under the purchase accounting method. Use of the pooling-of-interests method is no longer permitted. SFAS No. 141 requires that the purchase accounting method be used for business combinations initiated after June 30, 2001. The adoption of this pronouncement did not have any effect on the Company's consolidated financial statements.

In July 2001, the FASB also issued SFAS No. 142, *Goodwill and Other Intangible Assets*, which requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. The Company adopted this statement effective January 1, 2002. The adoption of this pronouncement did not have any effect on the Company's consolidated financial statements.

In August 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*, which addresses financial accounting and reporting for obligations associated with retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. Earlier application is permitted. The Company does not expect the adoption of this pronouncement to have a material effect on its consolidated financial statements.

In October 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.* This statement also supersedes the accounting and reporting provisions of Accounting Principles Board (APB) Opinion No. 30, *Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company adopted the provisions of SFAS No. 144 effective January 1, 2002. The adoption of this pronouncement did not have a material effect on the Company's consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)*. This statement is effective for exit or disposal activities initiated after December 31, 2002. The Company will review the impact of applying this standard to any exit or disposal activities initiated after December 31, 2002.

In October 2002, the FASB issued SFAS No. 147, *Acquisitions of Certain Financial Institutions*. This statement amends SFAS No. 72, *Accounting for Certain Acquisitions of Banking or Thrift Institutions*, SFAS No. 144, and FASB Interpretation No. 9. Except for transactions between two or more mutual enterprises, this statement removes acquisitions of financial institutions from the scope of both SFAS No. 72 and FASB Interpretation No. 9 and requires that those transactions be accounted for in accordance with SFAS No. 141 and SFAS No. 142. In addition, this statement amends SFAS No. 144 to include in its scope long-term customer-relationship intangible assets of financial institutions. The provisions of this statement are to be applied retroactively to January 1, 2002 and are effective after September 30, 2002. The adoption of this pronouncement did not have any effect on the Company's consolidated financial statements.

2. Cash and Due From Banks

The Bank is required to maintain certain reserves in the form of vault cash and/or deposits with the Federal Reserve Bank. The amount of this reserve requirement, which is included in cash and due from banks, was approximately $5,126,000 at December 31, 2002 and $4,023,000 at December 31, 2001.

3. Securities Available for Sale

The amortized cost and estimated fair value of securities available for sale are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2002				
U.S. Government agency securities	$ 41,527,000	$1,038,000	$ —	$ 42,565,000
Obligations of states and political subdivisions	32,875,000	1,151,000	(39,000)	33,987,000
Mortgage-backed securities and collateralized mortgage obligations	38,352,000	1,106,000	(24,000)	39,434,000
Corporate debt securities	1,012,000	60,000	—	1,072,000
Total debt securities	113,766,000	3,355,000	(63,000)	117,058,000
Equity securities	875,000	11,000	(2,000)	884,000
Total securities available for sale	$114,641,000	$3,366,000	$(65,000)	$117,942,000

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2001				
U.S. Government agency securities	$ 47,714,000	$ 336,000	$ (516,000)	$ 47,534,000
Obligations of states and political subdivisions	13,464,000	457,000	(29,000)	13,892,000
Mortgage-backed securities and collateralized mortgage obligations	40,781,000	332,000	(392,000)	40,721,000
Corporate debt securities	695,000	32,000	—	727,000
Total debt securities	102,654,000	1,157,000	(937,000)	102,874,000
Equity securities	1,274,000	20,000	(64,000)	1,230,000
Total securities available for sale	$103,928,000	$1,177,000	$(1,001,000)	$104,104,000

Proceeds from sales of securities available for sale during 2002, 2001, and 2000 were $10,336,000, $13,086,000, and $1,755,000, respectively. Gross gains and gross losses realized on sales and calls of securities were as follows:

	2002	2001	2000
Gross realized gains	$ 15,000	$ 39,000	$ 16,000
Gross realized losses	(16,000)	(32,000)	(11,000)
Net security (losses) gains	$ (1,000)	$ 7,000	$ 5,000

The amortized cost and estimated fair value of debt securities available for sale at December 31, 2002, by remaining period to contractual maturity, are shown in the following table. Actual maturities will differ from contractual maturities because of security prepayments and the right of certain issuers to call or prepay their obligations.

	Amortized Cost	Estimated Fair Value
Within one year	$ 50,038,000	$ 51,068,000
One to five years	24,375,000	25,576,000
Five to ten years	22,798,000	23,325,000
Over ten years	16,555,000	17,089,000
Total	$113,766,000	$117,058,000

Substantially all mortgage-backed securities and collateralized mortgage obligations are securities guaranteed by Freddie Mac or Fannie Mae, which are U.S. government-sponsored entities.

Securities available for sale with an estimated fair value of $39,696,000 at December 31, 2002 were pledged to secure public funds on deposit and for other purposes.

4. Securities Held to Maturity

The amortized cost and estimated fair value of securities held to maturity are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2002				
Obligations of states and political subdivisions	$4,673,000	$193,000	$(77,000)	$4,789,000
December 31, 2001				
Obligations of states and political subdivisions	$5,786,000	$134,000	$ —	$5,920,000

The amortized cost and estimated fair value of these securities at December 31, 2002, by remaining period to contractual maturity, are shown in the following table. Actual maturities will differ from contractual maturities because certain issuers have the right to call or prepay their obligations.

	Amortized Cost	Estimated Fair Value
Within one year	$1,258,000	$1,296,000
One to five years	3,121,000	3,175,000
Five to ten years	294,000	318,000
Total	$4,673,000	$4,789,000

There were no sales of securities held to maturity in 2002, 2001, or 2000.

5. Loans

The major classifications of loans are as follows at December 31:

	2002	2001
REAL ESTATE LOANS		
Residential	$ 72,559,000	$ 67,246,000
Commercial	44,807,000	39,940,000
Home equity	14,825,000	12,756,000
Farm land	1,828,000	2,009,000
Construction	3,414,000	5,570,000
	137,433,000	127,521,000
OTHER LOANS		
Commercial loans	17,445,000	18,111,000
Consumer installment loans	17,314,000	19,222,000
Other consumer loans	1,537,000	1,504,000
Agricultural loans	375,000	667,000
	36,671,000	39,504,000
Total loans	174,104,000	167,025,000
Unearned discounts	(2,127,000)	(4,314,000)
Allowance for loan losses	(3,068,000)	(2,614,000)
Total loans, net	$168,909,000	$160,097,000

The Company originates residential and commercial real estate loans, as well as commercial, consumer and agricultural loans, to borrowers in Sullivan County, New York. A substantial portion of the loan portfolio is secured by real estate properties located in that area. The ability of the Company's borrowers to make principal and interest payments is dependent upon, among other things, the level of overall economic activity and the real estate market conditions prevailing within the Company's concentrated lending area. Periodically, the Company purchases loans from other financial institutions that are in markets outside of Sullivan County.

Nonperforming loans are summarized as follows at December 31:

	2002	2001	2000
Nonaccrual loans	$3,162,000	$ 849,000	$ 775,000
Loans past due 90 days or more and still accruing interest	57,000	809,000	1,664,000
Total nonperforming loans	$3,219,000	$1,658,000	$2,439,000
Nonperforming loans as a percentage of total loans	1.9%	1.0%	1.7%

Nonaccrual loans had the following effect on interest income for the years ended December 31:

	2002	2001	2000
Interest contractually due at original rates	$ 278,000	$ 75,000	$72,000
Interest income recognized	(140,000)	(37,000)	(9,000)
Interest income not recognized	$ 138,000	$ 38,000	$63,000

Changes in the allowance for loan losses are summarized as follows for the years ended December 31:

	2002	2001	2000
Balance at beginning of the year	$2,614,000	$2,435,000	$2,336,000
Provision for loan losses	900,000	300,000	300,000
Loans charged-off	(662,000)	(319,000)	(346,000)
Recoveries	216,000	198,000	145,000
Balance at end of year	$3,068,000	$2,614,000	$2,435,000

As of December 31, 2002 and 2001, the recorded investment in loans that were considered to be impaired under SFAS No. 114 totaled $1,255,000 and $708,000, respectively. Included in the impaired loan balance at December 31, 2002 was approximately $211,000 of impaired loans for which the related allowance for loan losses was approximately $31,000. In addition, included in total impaired loans at December 31, 2002 was approximately $1,044,000 of impaired loans that, primarily due to prior charge-offs and the adequacy of collateral values, did not require an allowance for loan losses in accordance with SFAS No. 114. There was no allowance for loan impairment under SFAS No. 114 at December 31, 2001, primarily due to prior charge-offs and the adequacy of collateral values on these loans. During 2002, 2001, and 2000, the average recorded investment in impaired loans was $1,050,000, $735,000, and $684,000, respectively. Interest income on impaired loans recognized on the cash basis during the period of impairment was not significant in any year.

6. Premises and Equipment

The major classifications of premises and equipment were as follows at December 31:

	2002	2001
Land	$ 387,000	$ 377,000
Buildings	2,757,000	2,228,000
Furniture and fixtures	473,000	455,000
Equipment	4,510,000	4,172,000
Building and leasehold improvements	1,000,000	756,000
Construction in progress	75,000	282,000
	9,202,000	8,270,000
Less accumulated depreciation and amortization	(5,972,000)	(5,505,000)
Total premises and equipment, net	$ 3,230,000	$ 2,765,000

Depreciation and amortization expense was $781,000, $588,000, and $658,000 in 2002, 2001, and 2000, respectively.

7. Time Deposits

The following is a summary of time deposits at December 31, 2002 by remaining period to contractual maturity:

Within one year	$61,965,000
One to two years	14,050,000
Two to three years	7,183,000
Three to four years	2,225,000
Four to five years	2,961,000
Over five years	9,000
Total time deposits	$88,393,000

Time deposits of $100,000 or more totaled $20,084,000 at December 31, 2002 and $22,041,000 at December 31, 2001. Interest expense related to time deposits over $100,000 was $587,000, $1,089,000, and $923,000 for 2002, 2001, and 2000, respectively.

8. Federal Home Loan Bank Borrowings

The following is a summary of FHLB advances outstanding at December 31:

	2002		2001	
	AMOUNT	RATE	AMOUNT	RATE
Variable rate advances maturing within one year	$ 5,000,000	1.35%	$ 5,000,000	2.59%
Fixed rate advances maturing in 2003	3,000,000	3.75%	3,000,000	3.75%
Fixed rate advances maturing in 2004	3,500,000	4.40%	3,500,000	4.40%
Fixed rate advances maturing in 2005	3,500,000	4.86%	3,500,000	4.86%
Fixed rate advances maturing in 2008	10,000,000	5.02%	10,000,000	5.02%
Fixed rate advances maturing in 2009	5,000,000	5.45%	5,000,000	5.45%
Total FHLB advances	$30,000,000	4.26%	$30,000,000	4.47%

Borrowings are secured by the Bank's investment in FHLB stock and by a blanket security agreement. This agreement requires the Bank to maintain as collateral certain qualifying assets (principally securities and residential mortgage loans) not otherwise pledged. The Bank satisfied this collateral requirement at December 31, 2002 and 2001.

9. Short-Term Borrowings

Short-term borrowings at December 31, 2002 are primarily comprised of overnight FHLB borrowings. The Bank, as a member of the FHLB, has access to a line of credit program with a maximum borrowing capacity of $29.9 million and $28.0 million as of December 31, 2002 and 2001, respectively. Borrowings under the overnight program at December 31, 2002, were $6.0 million at a rate of 1.35%. The Bank has pledged mortgage loans and FHLB stock as collateral on these borrowings. During 2002, the maximum month-end balance was $6.0 million, the average balance was $0.7 million, and the average interest rate was 1.56%. During 2001, the maximum month-end balance was $1.5 million, the average balance was $0.1 million, and the average interest rate was 3.70%. Short-term borrowings at December 31, 2002 and 2001 also included $433,000 and $38,000, respectively of treasury, tax and loan notes.

10. Income Taxes

The components of income tax expense are as follows for the years ended December 31:

	2002	2001	2000
CURRENT TAX EXPENSES			
Federal	$2,068,000	$1,761,000	$ 891,000
State	339,000	212,000	106,000
Deferred tax benefit	(184,000)	(651,000)	(175,000)
Total income tax expense	$2,223,000	$1,322,000	$ 822,000

Not included in the above table is net deferred income tax expense of $879,000, $162,000, and $1,304,000 in 2002, 2001, and 2000, respectively, associated with the unrealized gain or loss on securities available for sale and the recognition of a minimum pension liability, which are recorded directly in stockholders' equity as components of accumulated other comprehensive income.

The reasons for the differences between income tax expense and taxes computed by applying the statutory Federal tax rate of 34% to income before income taxes are as follows:

	2002	2001	2000
Tax at statutory rate	$2,538,000	$1,682,000	$1,239,000
State taxes, net of Federal tax benefit	201,000	69,000	33,000
Tax-exempt interest	(418,000)	(346,000)	(426,000)
Interest expense allocated to tax-exempt securities	30,000	37,000	53,000
Net earnings from cash surrender value of bank-owned life insurance	(129,000)	(124,000)	(103,000)
Other adjustments	1,000	4,000	26,000
Income tax expense	$2,223,000	$1,322,000	$ 822,000

The tax effects of temporary differences and tax credits that give rise to deferred tax assets and liabilities at December 31 are presented below:

	2002	2001
DEFERRED TAX ASSETS		
Allowance for loan losses in excess of tax bad debt reserve	$1,023,000	$ 856,000
Interest on nonaccrual loans	7,000	14,000
Postretirement benefits	668,000	515,000
Deferred compensation	84,000	78,000
Depreciation	252,000	233,000
Other real estate owned	143,000	296,000
Total deferred tax assets	2,177,000	1,992,000
DEFERRED TAX LIABILITIES		
Prepaid expenses	(291,000)	(290,000)
Other taxable temporary differences	(4,000)	(4,000)
Total deferred tax liabilities	(295,000)	(294,000)
Net deferred tax asset	$1,882,000	$1,698,000

In addition to the deferred tax assets and liabilities described above, the Company also has a deferred tax liability of $1,348,000 at December 31, 2002 related to the net unrealized gain on securities available for sale as of December 31, 2002 and a deferred tax asset of $606,000 related to the recognition of a minimum pension liability as of December 31, 2002. In addition to the deferred tax assets and liabilities described above, the Company also has a deferred tax liability of $72,000 at December 31, 2001 related to the net unrealized gain on securities available for sale as of December 31, 2001 and a deferred tax asset of $209,000 related to the recognition of a minimum pension liability as of December 31, 2001.

In assessing the realizability of the Company's total deferred tax assets, management considers whether it is more likely than not that some portion or all of those assets will not be realized. Based upon management's consideration of historical and anticipated future pre-tax income, as well as the reversal period for the items giving rise to the deferred tax assets and liabilities, a valuation allowance for deferred tax assets was not considered necessary at December 31, 2002 and 2001.

11. Other Non-interest Expenses

The major components of other non-interest expenses are as follows for the years ended December 31:

	2002	2001	2000
Stationery and supplies	$ 259,000	$ 287,000	$ 247,000
Director expenses	244,000	228,000	232,000
ATM and credit card processing fees	462,000	491,000	400,000
Professional services	247,000	259,000	324,000
Other expenses	1,402,000	1,181,000	1,058,000
Other expenses	$2,614,000	$2,446,000	$2,261,000

12. Regulatory Capital Requirements

National banks are required to maintain minimum levels of regulatory capital in accordance with regulations of the Office of the Comptroller of the Currency (OCC). The Federal Reserve Board (FRB) imposes similar requirements for consolidated capital of bank holding companies. The OCC and FRB regulations require a minimum leverage ratio of Tier 1 capital to total adjusted assets of 4.0%, and minimum ratios of Tier I and total capital to risk-weighted assets of 4.0% and 8.0%, respectively.

Under its prompt corrective action regulations, the OCC is required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized bank. Such actions could have a direct material effect on a bank's financial statements. The regulations establish a framework for the classification of banks into five categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Generally, a bank is considered well capitalized if it has a leverage (Tier I) capital ratio of at least 5.0%, a Tier 1 risk-based capital ratio of at least 6.0%, and a total risk-based capital ratio of at least 10.0%.

The foregoing capital ratios are based in part on specific quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the regulators about capital components, risk weightings and other factors.

Management believes that, as of December 31, 2002 and 2001, the Bank and the Parent Company met all capital adequacy requirements to which they are subject. Further, the most recent OCC notification categorized the Bank as a well-capitalized bank under the prompt corrective action regulations. There have been no conditions or events since that notification that management believes have changed the Bank's capital classification.

The following is a summary of the actual capital amounts and ratios as of December 31, 2002 and 2001 for the Bank and the Parent Company (consolidated), compared to the required ratios for minimum capital adequacy and for classification as well-capitalized:

	Actual		Required Ratios	
	Amount	Ratio	Minimum Capital Adequacy	Classification As Well Capitalized
December 31, 2002				
Bank				
Leverage (Tier 1) capital	$27,202,000	8.5%	4.0%	5.0%
Risk-based capital:				
Tier 1	27,202,000	14.9	4.0	6.0
Total	29,489,000	16.2	8.0	10.0
Consolidated				
Leverage (Tier 1) capital	$30,544,000	9.8%	4.0%	
Risk-based capital:				
Tier 1	30,544,000	16.6	4.0	
Total	32,831,000	17.8	8.0	
December 31, 2001				
Bank				
Leverage (Tier 1) capital	$24,081,000	8.3%	4.0%	5.0%
Risk-based capital:				
Tier 1	24,081,000	14.4	4.0	6.0
Total	26,192,000	15.7	8.0	10.0
Consolidated				
Leverage (Tier 1) capital	$27,209,000	9.5%	4.0%	
Risk-based capital:				
Tier 1	27,209,000	16.2	4.0	
Total	29,320,000	17.4	8.0	

13. Stockholders' Equity

DIVIDEND RESTRICTIONS

Dividends paid by the Bank are the primary source of funds available to the Parent Company for payment of dividends to its stockholders and for other working capital needs. Applicable Federal statutes, regulations and guidelines impose restrictions on the amount of dividends that may be declared by the Bank. Under these restrictions, the dividends declared and paid by the Bank to the Parent Company may not exceed the total amount of the Bank's net profit retained in the current year plus its retained net profits, as defined, from the two preceding years. The Bank's retained net profits (after dividend payments to the Parent Company) for 2002 and 2001 combined totaled approximately $5,856,000.

PREFERRED STOCK PURCHASE RIGHTS

On July 9, 1996, the board of directors declared a dividend distribution of one purchase right ("Right") for each outstanding share of Parent Company common stock ("Common Stock"), to stockholders of record at the close of business on July 9, 1996. The Rights have a 10-year term.

The Rights become exercisable (i) 10 days following a public announcement that a person or group has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock, or (ii) 10 days following the commencement of a tender offer or exchange offer that, if successful, would result in an acquiring person or group beneficially owning 30% or more of the outstanding Common Stock (unless such tender or exchange offer is predicated upon the redemption of the Rights).

When the Rights become exercisable, a holder is entitled to purchase one one-hundredth of a share, subject to adjustment, of Series A Preferred Stock of the Parent Company or, upon the occurrence of certain events described below, Common Stock of the Parent Company or common stock of an entity that acquires the Company. The purchase price per one one-hundredth of a share of Series A Preferred Stock (Purchase Price) will equal the board of directors' judgment as to the "long-term investment value" of one share of Common Stock at the end of the 10-year term of the Rights.

Upon the occurrence of certain events (including certain acquisitions of more than 20% of the Common Stock by a person or group), each holder of an unexercised Right will be entitled to receive Common Stock having a value equal to twice the Purchase Price of the Right. Upon the occurrence of certain other events (including acquisition of the Parent Company in a merger or other business combination in which the Parent Company is not the surviving corporation), each holder of an unexercised Right will be entitled to receive common stock of the acquiring person having a value equal to twice the Purchase Price of the Right.

The Parent Company may redeem the Rights (to the extent not exercised) at any time, in whole but not in part, at a price of $0.01 per Right.

14. Comprehensive Income

Comprehensive income represents the sum of net income and items of "other comprehensive income" which are reported directly in stockholders' equity, such as the net unrealized gain or loss on securities available for sale and minimum pension liability adjustments. The Company has reported its comprehensive income for 2002, 2001, and 2000 in the consolidated statements of changes in stockholders' equity.

The Company's other comprehensive income consisted of the following components for the years ended December 31:

	2002	2001	2000
Net unrealized holding gains arising during the year, net of taxes of ($1,276,000) in 2002, ($374,000) in 2001, and ($1,304,000) in 2000	**$1,848,000**	$ 542,000	$1,892,000
Reclassification adjustment for net realized losses (gains) included in income, net of taxes of $0 in 2002, $3,000 in 2001, and $2,000 in 2000	**1,000**	(4,000)	(3,000)
Minimum pension liability adjustment, net of taxes of $397,000 in 2002, $209,000 in 2001, and $0 in 2000	**(576,000)**	(303,000)	—
Other comprehensive income	**$1,273,000**	$ 235,000	$1,889,000

15. Related Party Transactions

Certain directors and executive officers of the Company, as well as certain affiliates of these directors and officers, have engaged in loan transactions with the Company. Such loans were made in the ordinary course of business at the Company's normal terms, including interest rates and collateral requirements, and do not represent more than normal risk of collection. Outstanding loans to these related parties are summarized as follows at December 31:

	2002	2001
Directors	**$585,000**	$ 905,000
Executive offices (nondirectors)	**265,000**	278,000
	$850,000	$1,183,000

Total advances to these directors and officers during the years 2002 and 2001 were $425,000 and $659,000, respectively. Total payments made on these loans were $758,000 in 2002 and $807,000 in 2001. These directors and officers had unused lines of credit with the Company of $1,780,000 at December 31, 2002.

16. Employee Benefit Plans

PENSION AND OTHER POSTRETIREMENT BENEFITS

The Company has a noncontributory defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and the employee's average compensation during the five consecutive years in the last ten years of employment affording the highest such average. The Company's funding policy is to contribute annually an amount sufficient to satisfy the minimum funding requirements of ERISA, but not greater than the maximum amount that can be deducted for Federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date, but also for benefits expected to be earned in the future.

The Company also sponsors postretirement medical and life insurance benefit plans for retirees in the pension plan. Effective in 1993, employees must retire after age 60 with at least 10 years of service to be eligible for medical benefits. The plans are noncontributory, except that the retiree must pay the full cost of spouse medical coverage. Both of the plans are unfunded. The Company accounts for the cost of these postretirement benefits in accordance with SFAS No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions*. Accordingly, the cost of these benefits is recognized on an accrual basis as employees perform services to earn the benefits. The Company adopted SFAS No. 106 as of January 1, 1993 and elected to amortize the accumulated benefit obligation at that date (transition obligation) into expense over the allowed period of 20 years.

The following is a summary of changes in the benefit obligations and plan assets for the pension plan as of a September 30 measurement date and the other postretirement benefits plan as of a December 31 measurement date, together with a reconciliation of each plan's funded status to the amounts recognized in the consolidated balance sheets:

	PENSION BENEFITS		OTHER POSTRETIREMENT BENEFITS	
	2002	2001	2002	2001
CHANGES IN BENEFIT OBLIGATION				
Beginning of year	$ 4,525,000	$ 4,205,000	$ 2,530,000	$ 1,639,000
Service cost	249,000	202,000	186,000	128,000
Interest cost	334,000	299,000	181,000	118,000
Actuarial (gain) loss	716,000	14,000	(589,000)	676,000
Benefits paid	(200,000)	(195,000)	(45,000)	(37,000)
Other	—	—	9,000	6,000
End of year	5,624,000	4,525,000	2,272,000	2,530,000
CHANGES IN FAIR VALUE OF PLAN ASSETS				
Beginning of year	3,210,000	3,579,000	—	—
Actual return on plan assets	(122,000)	(385,000)	—	—
Employer contributions	327,000	239,000	45,000	37,000
Benefits and plan expenses	(235,000)	(223,000)	(45,000)	(37,000)
End of year	3,180,000	3,210,000	—	—
Funded status at end of year	(2,444,000)	(1,315,000)	(2,272,000)	(2,530,000)
Unrecognized net transition (asset) obligation	(15,000)	(19,000)	184,000	202,000
Unrecognized net actuarial loss	2,493,000	1,463,000	374,000	1,006,000
Unrecognized prior service cost	287,000	312,000	—	—
Prepaid (accrued) benefit cost	$ 321,000	$ 441,000	$(1,714,000)	$(1,322,000)
AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEET CONSIST OF				
Prepaid (accrued) benefit cost	$ 321,000	$ 441,000	$(1,714,000)	$(1,322,000)
Additional minimum liability	(1,772,000)	(824,000)	—	—
Intangible asset	287,000	312,000	—	—
Accumulated other comprehensive loss (pre-tax basis)	1,485,000	512,000	—	—
Prepaid (accrued) benefit cost	$ 321,000	$ 441,000	$(1,714,000)	$(1,322,000)

The components of the net periodic benefit cost for these plans were as follows:

	PENSION BENEFITS		
	2002	2001	2000
Service cost	$ 249,000	$ 202,000	$ 174,000
Interest cost	334,000	299,000	278,000
Expected return on plan assets	(271,000)	(306,000)	(268,000)
Amortization of prior service cost	25,000	25,000	25,000
Amortization of transition asset	(4,000)	(4,000)	(4,000)
Recognized net actuarial loss	114,000	25,000	32,000
Net periodic benefit expense	$ 447,000	$ 241,000	$ 237,000

	OTHER POSTRETIREMENT BENEFITS		
	2002	2001	2000
Service cost	$186,000	$128,000	$ 99,000
Interest cost	181,000	118,000	90,000
Amortization of transition obligation	18,000	19,000	18,000
Recognized net actuarial loss	42,000	10,000	—
Net periodic benefit expense	$427,000	$275,000	$207,000

The benefit obligation for the pension plan was determined using a weighted average discount rate of 6.50%, 7.25%, and 7.25% as of September 30, 2002, 2001, and 2000, respectively. The benefit obligation for the other postretirement benefit plan was determined using a weighted average discount rate of 6.50%, 7.25%, and 7.25% as of December 31, 2002, 2001, and 2000, respectively. For the pension plan, the expected rate of return on plan assets was 8.25%, 8.50%, and 8.50% and the assumed rate of increase in future compensation was 4.50%, 5.00%, and 5.00% as of September 30, 2002, 2001, and 2000, respectively. The assumed health care cost trend rate for retirees under age 65 which was used to determine the benefit obligation for the other postretirement benefits plan at December 31, 2002 was 9.0%, declining gradually to 5.0% in 2007 and remaining at that level thereafter. The assumed health care cost trend rate for retirees over age 65 which was also used to determine the benefit obligation for the other postretirement benefits plan at December 31, 2002 was 8.0%, declining gradually to 4.0% in 2007 and remaining at that level thereafter. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the benefit obligation at December 31, 2002 by approximately $402,000 and the net periodic benefit cost for the year by approximately $71,000; a one percentage point decrease would decrease the benefit obligation and benefit cost by approximately $318,000 and $56,000, respectively.

TAX-DEFERRED SAVINGS PLAN

The Company maintains a qualified 401(k) plan for all employees, which permits tax-deferred employee contributions up to 15% of salary and provides for matching contributions by the Company. The Company matches 100% of employee contributions up to 4% of the employee's salary and 25% of the next 2% of the employee's salary. The Company continues to match 25% of employee contributions beyond 6% of the employee's salary until the total matching contribution reaches $1,500 or 15%. The Company contributed approximately $130,000 in 2002, $132,000 in 2001, and $127,000 in 2000.

17. Commitments and Contingent Liabilities

LEGAL PROCEEDINGS

The Parent Company and the Bank are, from time to time, defendants in legal proceedings relating to the conduct of their business. In the best judgment of management, the consolidated financial position of the Company will not be affected materially by the outcome of any pending legal proceedings.

OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS

The Company is a party to certain financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers.

These are limited to commitments to extend credit and standby letters of credit which involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the consolidated balance sheets. The contract amounts of these instruments reflect the extent of the Company's involvement in particular classes of financial instruments.

The Company's maximum exposure to credit loss in the event of nonperformance by the other party to these instruments represents the contract amounts, assuming that they are fully funded at a later date and any collateral proves to be worthless. The Company uses the same credit policies in making commitments as it does for on-balance-sheet extensions of credit.

Contract amounts of financial instruments that represent agreements to extend credit are as follows at December 31:

	2002	2001
Loan origination commitments and unused lines of credit:		
Mortgage loans	$10,837,000	$ 4,085,000
Commercial loans	6,009,000	4,637,000
Credit card lines	3,010,000	3,270,000
Home equity lines	5,506,000	4,131,000
Other revolving credit	1,995,000	1,910,000
	27,357,000	18,033,000
Standby letters of credit	325,000	311,000
	$27,682,000	$18,344,000

These agreements to extend credit have been granted to customers within the Company's lending area described in note 5 and relate primarily to fixed-rate loans.

Loan origination commitments and lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. These agreements generally have fixed expiration dates or other termination clauses and may require payment of a fee by the customer. Since commitments and lines of credit may expire without being fully drawn upon, the total contract amounts do not necessarily represent future cash requirements.

The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral, if any, required by the Company upon the extension of credit is based on management's credit evaluation of the customer. Mortgage commitments are secured by a first lien on real estate. Collateral on extensions of credit for commercial loans varies but may include accounts receivable, equipment, inventory, livestock, and income-producing commercial property.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN No. 45), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others; an Interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34.* FIN No. 45 requires certain new disclosures and potential liability-recognition for the fair value at issuance of guarantees that fall within its scope. Under FIN No. 45, the Company does not issue any guarantees that would require liability-recognition or disclosure, other than its standby letters of credit.

The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. Standby letters of credit generally arise in connection with lending relationships. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Contingent obligations under standby letters of credit totaled approximately $325,000 at December 31, 2002 and represent the maximum potential future payments the Company could be required to make. Typically, these instruments have terms of twelve months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance sheet instruments. Company policies governing loan collateral apply to standby letters of credit at the time of credit extension. Loan-to-value ratios are generally consistent with loan-to-value requirements for other commercial loans secured by similar types of collateral. The fair value of the Company's standby letters of credit at December 31, 2002 was insignificant.

18. Fair Values of Financial Instruments

SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, requires that the Company disclose estimated fair values for its on- and off-balance-sheet financial instruments. SFAS No. 107 defines fair value as the amount at which a financial instrument could be exchanged in a current transaction between parties other than in a forced sale or liquidation.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holding of a particular financial instrument, nor do they reflect possible tax ramifications or transaction costs. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected net cash flows, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment, and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on- and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business or the value of nonfinancial assets and liabilities. In addition, there are significant unrecognized intangible assets that are not included in these fair value estimates, such as the value of "core deposits" and the Company's branch network.

The following is a summary of the net carrying values and estimated fair values of the Company's financial assets and liabilities (none of which were held for trading purposes) at December 31:

	2002		2001	
	Net Carrying Value	Estimated Fair Value	Net Carrying Value	Estimated Fair Value
FINANCIAL ASSETS				
Cash and due from banks	$ 12,874,000	$ 12,874,000	$ 10,844,000	$ 10,844,000
Securities available for sale	117,942,000	117,942,000	104,104,000	104,104,000
Securities held to maturity	4,673,000	4,789,000	5,786,000	5,920,000
Loans, net	168,909,000	173,401,000	160,097,000	163,075,000
Accrued interest receivable	1,933,000	1,933,000	2,033,000	2,033,000
FHLB stock	1,900,000	1,900,000	1,650,000	1,650,000
FINANCIAL LIABILITIES				
Demand deposits (non-interest bearing)	49,675,000	49,675,000	45,658,000	45,658,000
Interest-bearing deposits	203,117,000	203,117,000	192,371,000	192,371,000
FHLB advances	30,000,000	31,411,000	30,000,000	29,978,000
Short-term borrowings	6,433,000	6,433,000	38,000	38,000
Accrued interest payable	356,000	356,000	515,000	515,000

The specific estimation methods and assumptions used can have a substantial impact on the estimated fair values. The following is a summary of the significant methods and assumptions used by the Company to estimate the fair values shown in the preceding table:

SECURITIES

The carrying values for securities maturing within 90 days approximate fair values because there is little interest rate or credit risk associated with these instruments. The fair values of longer-term securities are estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. The fair values of certain state and municipal securities are not readily available through market sources; accordingly, fair value estimates are based on quoted market prices of similar instruments, adjusted for any significant differences between the quoted instruments and the instruments being valued.

LOANS

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, consumer, real estate and other loans.

Each loan category is further segregated into fixed and adjustable rate interest terms and by performing and nonperforming categories. The fair values of performing loans are calculated by discounting scheduled cash flows through estimated maturity using estimated market discount rates that reflect the credit and interest rate risks inherent in the loans. Estimated maturities are based on contractual terms and repricing opportunities.

The fair values of nonperforming loans are based on recent external appraisals and discounted cash flow analyses. Estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows and discount rates are judgmentally determined using available market information and specific borrower information.

DEPOSIT LIABILITIES

The fair values of deposits with no stated maturity (such as checking, savings and money market deposits) equal the carrying amounts payable on demand. The fair values of time deposits are based on the discounted value of contractual cash flows (but are not less than the net amount at which depositors could settle their accounts). The discount rates are estimated based on the rates currently offered for time deposits with similar remaining maturities.

FHLB ADVANCES

The fair value was estimated by discounting scheduled cash flows through maturity using current market rates.

OTHER FINANCIAL INSTRUMENTS

The fair values of cash and cash equivalents, FHLB stock, accrued interest receivable, accrued interest payable and short-term debt approximated their carrying values at December 31, 2002 and 2001.

The fair values of the agreements to extend credit described in note 17 are estimated based on the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value estimates also consider the difference between current market interest rates and the committed rates. At December 31, 2002 and 2001, the fair values of these financial instruments approximated the related carrying values which were not significant.

19. Condensed Parent Company Financial Statements

The following are the condensed parent company only financial statements for Jeffersonville Bancorp:

BALANCE SHEETS

December 31,	2002	2001
ASSETS		
Cash	$ 518,000	$ 101,000
Securities available for sale	844,000	1,189,000
Investment in subsidiary	29,453,000	24,211,000
Premises and equipment	1,086,000	1,148,000
Other assets	603,000	667,000
Total assets	$32,504,000	$27,316,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities	$ 7,000	$ 3,000
Stockholders' equity	32,497,000	27,313,000
Total liabilities and stockholders' equity	$32,504,000	$27,316,000

STATEMENTS OF INCOME

Years Ended December 31,	2002	2001	2000
Dividend income from subsidiary	$1,100,000	$1,600,000	$1,650,000
Dividend income on securities available for sale	92,000	127,000	145,000
Net security gains	—	30,000	—
Rental income from subsidiary	313,000	313,000	310,000
Other non-interest income	3,000	—	—
	1,508,000	2,070,000	2,105,000
Occupancy and equipment expenses	108,000	108,000	115,000
Other non-interest expenses	68,000	79,000	53,000
	176,000	187,000	168,000
Income before income taxes and undistributed income of subsidiary	1,332,000	1,883,000	1,937,000
Income tax expense	91,000	113,000	109,000
Income before undistributed income of subsidiary	1,241,000	1,770,000	1,828,000
Equity in undistributed income of subsidiary	4,001,000	1,855,000	995,000
Net income	$5,242,000	$3,625,000	$2,823,000

STATEMENTS OF CASH FLOWS

Years Ended December 31,	2002	2001	2000
OPERATING ACTIVITIES			
Net income	$ 5,242,000	$ 3,625,000	$ 2,823,000
Equity in undistributed income of subsidiary	(4,001,000)	(1,855,000)	(995,000)
Depreciation and amortization	62,000	62,000	86,000
Net security gains	—	(30,000)	—
Other adjustments, net	46,000	(960,000)	29,000
Net cash provided by operating activities	1,349,000	842,000	1,943,000
INVESTING ACTIVITIES			
Proceeds from calls of securities available for sale	402,000	530,000	—
Purchase of securities available for sale	(3,000)	(52,000)	—
Net purchases of premises and equipment	—	(139,000)	—
Cash provided by investing activities	399,000	339,000	—
FINANCING ACTIVITIES			
Cash dividends paid	(1,331,000)	(1,102,000)	(1,093,000)
Purchases and retirements of common stock	—	—	(163,000)
Purchases of treasury stock	—	(554,000)	(348,000)
Net cash used in financing activities	(1,331,000)	(1,656,000)	(1,604,000)
Net increase (decrease) in cash	417,000	(475,000)	339,000
Cash at beginning of year	101,000	576,000	237,000
Cash at end of year	$ 518,000	$ 101,000	$ 576,000

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002 Commission File Number: 0-19212

JEFFERSONVILLE BANCORP
(Exact name of Registrant as specified in its charter)

New York	22-2385448
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

P.O. Box 398, Jeffersonville, New York 12748
(Address of principal executive offices)

Registrant's telephone number, including area code: (845) 482-4000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
NONE	NONE

Securities registered pursuant to Section 12 (g) of the Act:
Common Stock, $0.50 Par Value
(Title of Class)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such report(s), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).
Yes [ ] No [X]

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the Registrant's most recently completed second fiscal quarter. Not Applicable

The aggregate market value of the Registrant's common stock (based upon the average bid and asked prices on June 28, 2002) held by non-affiliates was approximately $50,255,638.

Indicate the number of shares outstanding in each of the issuer's classes of common stock:

Class of Common Stock	Number of Shares Outstanding as of March 14, 2003
$0.50 Par Value	1,478,107

DOCUMENTS INCORPORATED BY REFERENCE
Portions of the Registrant's Proxy Statement for its Annual Meeting of Stockholders to be held on April 29, 2003.

Jeffersonville Bancorp
Index to Form 10-K

PART I

PART II

PART III

PART IV

PART I

Item 1. Business

GENERAL

Jeffersonville Bancorp (the "Company") was organized as a New York corporation on January 12, 1982, for the purpose of becoming a registered bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC" Act"). Effective June 30, 1982, the Company became the registered bank holding company for The First National Bank of Jeffersonville, a bank chartered in 1913 and organized under the national banking laws of the United States (the "Bank"). The Company is engaged in the business of managing or controlling its subsidiary bank and such other business related to banking as may be authorized under the BHC Act.

The Company, on a consolidated basis, at December 31, 2002 and 2001 has total assets of $325,025,000 and $298,110,000, total available for sale securities at estimated fair value of $117,942,000 and $104,104,000, total securities held to maturity of $4,673,000 and $5,786,000 and net loans receivable of $168,909,000 and $160,097,000, respectively. At December 31, 2002 and 2001, total deposits were $252,792,000 and $238,029,000, respectively. At December 31, 2002 and 2001, shareholder's equity was $32,497,000 and $27,313,000, respectively.

The Bank was organized in 1913 and became a subsidiary of the Company on June 30, 1982. The Bank is an independently owned bank based in Sullivan County, New York. In addition to its main office and operations center in Jeffersonville, the Bank has nine additional branch office locations in Eldred, Liberty, Loch Sheldrake, Monticello, Livingston Manor, Narrowsburg, Callicoon, Wurtsboro and one in a Wal*Mart store in Monticello. The Bank is a full service banking institution employing approximately 120 people and serves all of Sullivan County, New York as well as some areas of adjacent counties in New York and Pennsylvania.

NARRATIVE DESCRIPTION OF BUSINESS

Through its community bank subsidiary, The First National Bank of Jeffersonville, the Company provides traditional banking related services, which constitute the Company's only business segment. Banking services consist primarily of attracting deposits from the areas served by its banking offices and using those deposits to originate a variety of commercial loans, consumer loans and real estate loans (including commercial loans collateralized by real borrowings, and operating and general administrative expenses, as well as provisions for loan losses. Funding sources, other than deposits, include borrowings, securities sold under agreements to repurchase, and cash flow from lending and investing activities.

The Bank has one subsidiary, FNBJ Holding Corporation, which is a REIT (Real Estate Investment Trust) and is wholly-owned by the Bank. This entity purchases real estate loans from the Bank. The function of the REIT is to provide tax planning advantages to the Bank.

The Company's filings with the Securities and Exchange Commission, including this Annual Report on Form 10-K, are available on the Company's website, www.jeffbank.com or upon request submitted to Charles E. Burnett, P.O. Box 398, Jeffersonville, New York 12748.

DEPOSIT AND LOAN PRODUCTS

Deposit Products. The Bank offers a variety of deposit products typical of commercial banks and has designed product offerings responsive to the needs of both individuals and businesses. Traditional demand deposit accounts, interest-bearing transaction accounts (NOW accounts) and savings accounts are offered on a competitive basis to meet customers' basic banking needs. Money market accounts, time deposits in the form of certificates of deposit and IRA/KEOGH accounts provide customers with price competitive and flexible investment alternatives. The Bank does not have a single depositor or a small group of related depositors whose loss would have a material adverse effect upon the business of the Bank

Loan Portfolio Composition. Set forth below is selected information concerning the composition of our loan portfolio in dollar amounts and in percentages as of the dates indicated.

At December 31,	2002		2001		2000		1999		1998	
(Dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
REAL ESTATE LOANS										
Residential	$ 72,559	41.7%	$ 67,246	40.3%	$ 64,933	42.6%	$ 65,676	45.5%	$ 66,029	48.6%
Commercial	44,807	25.7	39,940	23.9	33,638	22.1	29,211	20.3	22,961	16.9
Home equity	14,825	8.5	12,756	7.6	11,496	7.6	10,359	7.2	9,320	6.8
Farm land	1,828	1.1	2,009	1.2	1,537	1.0	1,388	1.0	1,488	1.1
Construction	3,414	2.0	5,570	3.3	1,416	0.9	1,915	1.3	1,171	0.9
	$137,433	79.0	$127,521	76.3	$113,070	74.2	$108,549	75.3	$100,969	74.3
OTHER LOANS										
Commercial loans	$ 17,445	10.0%	$ 18,111	10.9%	$ 17,822	11.7%	$ 13,498	9.4%	$ 14,391	10.6%
Consumer installment loans	17,314	9.9	19,222	11.5	19,685	12.9	19,922	13.8	18,394	13.5
Other consumer loans	1,537	0.9	1,504	0.9	1,409	0.9	1,876	1.3	1,795	1.3
Agricultural loans	375	0.2	667	0.4	421	0.3	370	0.2	412	0.3
	36,671	21.0	39,504	23.7	39,337	25.8	35,666	24.7	34,992	25.7
Total loans	174,104	100.0%	167,025	100.0%	152,357	100.0%	144,215	100.0%	135,961	100.0%
Unearned discounts	(2,127)		(4,314)		(4,901)		(3,954)		(3,620)	
Allowance for loan loss	(3,068)		(2,614)		(2,435)		(2,336)		(2,310)	
Total loans, net	$168,909		$160,097		$145,021		$137,925		$130,031	

The Company originates residential and commercial real estate loans, as well as commercial, consumer and agricultural loans, to borrowers in Sullivan County, New York. A substantial portion of the loan portfolio is secured by real estate properties located in that area. The ability of the Company's borrowers to make principal and interest payments is dependent upon, among other things, the level of overall economic activity and the real estate market conditions prevailing within the Company's concentrated lending area. Periodically, the Company purchases loans from other financial institutions that are in markets outside of Sullivan County.

Please refer to the Notes to Consolidated Financial Statements for further information regarding loans and non-performing loans.

Loan Products. The Bank offers a broad range of commercial and consumer loan products designed to meet the banking needs of individual customers, businesses and municipalities. Additional information is set forth below relating to the Bank's loan products, including major loan categories, general loan terms, credit underwriting criteria, and risks particular to each category of loans. The Bank does not have a major loan concentration in any individual industry.

Commercial Loans and Commercial Real Estate Loans. The Bank offers a variety of commercial credit products and services to its customers. These include secured and unsecured loan products specifically tailored to the credit needs of the customers, underwritten with terms and conditions reflective of risk profile objectives and corporate earnings requirements. These products are offered at all branch locations. Credit decisions are generally made on a decentralized basis. All loans are governed by a commercial loan policy which was developed to provide a clear framework for determining acceptable levels of credit risk, underwriting criteria, monitoring existing credits, and managing problem credit relationships. Credit risk control mechanisms have been established and are monitored closely for compliance by the internal auditor and an external loan review company.

Risks particular to commercial loans include borrowers' capacities to perform according to contractual terms of loan agreements during periods of unfavorable economic conditions and changing competitive environments. Management expertise and competency are critical factors affecting the customers' performance and ultimate ability to repay their debt obligations. Commercial real estate loans create exposure to market value risk where the value of the underlying collateral decreases primarily as the result of regional economic trends.

Consumer Loans. The Bank also offers a variety of consumer loan products. These products include both open-end credit (credit cards, home equity lines of credit, unsecured revolving lines of credit) and closed-end credit secured and unsecured direct and indirect installment loans. Most of these loans are originated at the branch level. This delivery mechanism is supported by an automated loan platform delivery system and a decentralized underwriting process. The lending process is designed to ensure not only the efficient delivery of credit products, but also compliance with applicable consumer regulations while minimizing credit risk exposure.

Credit decisions are made under the guidance of a standard consumer loan policy, with the assistance of senior credit managers. The loan policy was developed to provide definitive guidance encompassing credit underwriting, monitoring and management. The quality and condition of the consumer loan portfolio, as well as compliance with established standards, is also monitored closely.

A borrower's ability to repay consumer debt is generally dependent upon the stability of the income stream necessary to service the debt. Adverse changes in economic conditions resulting in higher levels of unemployment increase the risk of consumer defaults. Risk of default is also impacted by a customer's total debt obligation. While the Bank can analyze a borrower's capacity to repay at the time a credit decision is made, subsequent extensions of credit by other financial institutions may cause the customer to become over-extended, thereby increasing the risk of default.

Residential Real Estate Loans. The Company offers mortgage loan services, originating a variety of mortgage loan products including balloon mortgages, adjustable rate mortgages and fixed rate mortgages. All mortgage loans originated are held in the Bank's portfolio. Residential real estate loans possess risk characteristics much the same as consumer loans. Stability of the borrower's employment is a critical factor in determining the likelihood of repayment. Market value risk, where the value of the underlying collateral declines due to economic conditions, is also a factor.

SUPERVISION AND REGULATION

The Company is a bank holding company, registered with the Board of Governors of the Federal Reserve System ("Federal Reserve") under the Bank Holding Company Act ("BHC Act"). As such, the Federal Reserve is the Company's primary federal regulator, and the Company is subject to extensive regulation, examination, and supervision by the Federal Reserve. The Bank is a national association, chartered by the Office of the Comptroller of the Currency ("OCC"). The OCC is the Bank's primary federal regulator, and the Bank is subject to extensive regulation, examination, and supervision by the OCC. In addition, as to certain matters, the Bank is subject to regulation by the Federal Reserve and the Federal Deposit Insurance Corporation ("FDIC").

The Company is subject to capital adequacy guidelines of the Federal Reserve. The guidelines apply on a consolidated basis and require bank holding companies having the highest regulatory ratings for safety and soundness to maintain a minimum ratio of Tier 1 capital to total average assets (or "leverage ratio") of 3%. All other bank holding companies are required to maintain an additional capital cushion of 100 to 200 basis points. The Federal Reserve capital adequacy guidelines also require bank holding companies to maintain a minimum ratio of Tier 1 capital to risk-weighted assets of 4% and a minimum ratio of qualifying total capital to risk-weighted assets of 8%. As of December 31, 2002, the Company's leverage ratio was 9.8%, its ratio of Tier 1 capital to risk-weighted assets was 16.6%, and its ratio of qualifying total capital to risk-weighted assets was 17.8%. The Federal Reserve may set higher minimum capital requirements for bank holding companies whose circumstances warrant it, such as companies anticipating significant growth or facing unusual risks. The Federal Reserve has not advised the Company of any special capital requirement applicable to it.

Any bank holding company whose capital does not meet the minimum capital adequacy guidelines is considered to be undercapitalized and is required to submit an acceptable plan to the Federal Reserve for achieving capital adequacy. Such a company's ability to pay dividends to its shareholders could be restricted. In addition, the Federal Reserve has indicated that it will consider a bank holding company's capital ratios and other indications of its capital strength in evaluating any proposal to expand its banking or nonbanking activities.

The Bank is subject to leverage and risk-based capital requirements and minimum capital guidelines of the OCC that are similar to those applicable to the Company. As of December 31, 2002, the Bank was in compliance with all minimum capital requirements. The Bank's leverage ratio was 8.5%, its ratio of Tier 1 capital to risk-weighted assets was 14.9%, and its ratio of qualifying total capital to risk-weighted assets was 16.2%.

Any bank that is less than well-capitalized is subject to certain mandatory prompt corrective actions by its primary federal regulatory agency, as well as other discretionary actions, to resolve its capital deficiencies. The severity of the actions required to be taken increases as the bank's capital position deteriorates. A bank holding company must guarantee that a subsidiary bank will meet its capital restoration plan, up to an amount equal to 5% of the subsidiary bank's assets or the amount required to meet regulatory capital requirements, whichever is less. In addition, under Federal Reserve policy, a bank holding company is expected to serve as a source of financial strength, and to commit financial resources to support its subsidiary banks. Any capital loans made by a bank holding company to a subsidiary bank are subordinate to the claims of depositors in the bank and to certain other indebtedness of the subsidiary bank. In the event of the bankruptcy of a bank holding company, any commitment by the bank holding company to a federal banking regulatory agency to maintain the capital of a subsidiary bank would be assumed by the bankruptcy trustee and would be entitled to priority of payment.

The Bank also is subject to substantial regulatory restrictions on its ability to pay dividends to the Company. Under OCC regulations, the Bank may not pay a dividend, without prior OCC approval, if the total amount of all dividends declared during the calendar year, including the proposed dividend, exceed the sum of its retained net income to date during the calendar year and its retained net income over the preceding two years. As of December 31, 2002, approximately $5,856,000 was available for the payment of dividends without prior OCC approval. The Bank's ability to pay dividends also is subject to the Bank being in compliance with regulatory capital requirements. The Bank is currently in compliance with these requirements.

The deposits of the Bank are insured up to regulatory limits by the FDIC and, accordingly, are subject to deposit insurance assessments to maintain the insurance funds administered by the FDIC. The deposits of the Bank historically have been subject to deposit insurance assessments to maintain the Bank Insurance Fund ("BIF"). The FDIC has adopted regulations establishing a permanent risk-related deposit insurance assessment system. Under this system, the FDIC places each insured bank in one of three capitalization categories and one of three supervisory categories, based on evaluations provided by the institution's primary federal regulator. Each insured bank's insurance assessment rate is determined by its combined risk rating. Since January 1, 1997, the annual insurance premiums on bank deposits insured by the BIF have varied between $0.00 per $100 of deposits for banks classified in the highest capital and supervisory evaluation categories to $0.27 per $100 of deposits for banks classified in the lowest categories. BIF assessment rates are subject to semi-annual adjustment by the FDIC within a range of five basis points without public comment. The FDIC also possesses authority to impose special assessments from time to time.

The Federal Deposit Insurance Act provides for additional assessments to be imposed on insured depository institutions to pay for the cost of Financing Corporation ("FICO") funding. The FICO assessments are adjusted quarterly to reflect changes in the assessment bases of the FDIC insurance funds and do not vary depending upon a depository institution's capitalization or supervisory evaluation. During 2002, FDIC-insured banks paid an average rate of approximately $0.017 per $100 for purposes of funding FICO bond obligations. The assessment rate has been retained at this rate for the first and second quarters of 2003.

Transactions between the Bank and any affiliate, which includes the Company, are governed by sections 23A and 23B of the Federal Reserve Act. Generally, sections 23A and 23B are intended to protect insured depository institutions from suffering losses arising from transactions with non-insured affiliates, by limiting the extent to which a bank or its subsidiaries may engage in covered transactions with any one affiliate and with all affiliates of the bank in the aggregate, and requiring that such transactions be on terms that are consistent with safe and sound banking practices.

On October 31, 2002, the Federal Reserve adopted a new regulation, Regulation W, effective April 1, 2003, that comprehensively implements sections 23A and 23B. The regulation unifies and updates staff interpretations issued over the years, incorporates several new interpretative proposals (such as to clarify when transactions with an unrelated third party will be attributed to an affiliate), and addresses new issues arising as a result of the expanded scope of nonbanking activities engaged in by banks and bank holding companies in recent years and authorized for financial holding companies under the Gramm-Leach-Bliley Act ("GLB Act").

Under the GLB Act, all financial institutions, including the Company and the Bank, are required to adopt privacy policies, restrict the sharing of nonpublic customer data with nonaffiliated parties at the customer's request, and establish procedures and practices to protect customer data from unauthorized access. The Company has developed such policies and procedures for itself and the Bank, and believes it is in compliance with all privacy provisions of the GLB Act.

Under Title III of the USA PATRIOT Act, also known as the International Money Laundering Abatement and Anti-Terrorism Financing Act of 2001, all financial institutions, including the Company and the Bank, are required to take certain measures to identify their customers, prevent money laundering, monitor certain customer transactions and report suspicious activity to U.S. law enforcement agencies, and scrutinize or prohibit altogether certain transactions of special concern. Financial institutions also are required to respond to requests for information from federal banking regulatory agencies and law enforcement agencies concerning their customers and their transactions. Information-sharing among financial institutions concerning terrorist or money laundering activities is encouraged by an exemption provided from the privacy provisions of the GLB Act and other laws. The effectiveness of a financial institution in combating money laundering activities is a factor to be considered in any application submitted by the financial institution under the Bank Merger Act, which applies to the Bank, or the BHC Act, which applies to the Company.

The Sarbanes-Oxley Act, signed into law July 30, 2002 ("SOA"), addresses, among other issues, director and officer responsibilities for proper corporate governance of publicly traded companies, including the establishment of audit committees, certification of financial statements, auditor independence and accounting standards, executive compensation, insider loans, whistleblower protection, and enhanced and timely disclosure of corporate information. In general, SOA is intended to allow stockholders to monitor more effectively the performance of publicly traded companies and their management. Provisions of SOA become effective from within 30 days to one year from enactment. The Securities and Exchange Commission has been delegated responsibility to enact rules to implement various provisions of SOA.

TAXATION

Except for the Bank's REIT subsidiary, the Company files a calendar year consolidated federal income tax return on behalf of itself and its subsidiaries. The Company reports its income and deductions using the accrual method of accounting. The components of income tax expense are as follows for the years ended December 31:

	2002	2001	2000
Current tax expenses:			
Federal	$2,068,000	$1,761,000	$ 891,000
State	339,000	212,000	106,000
Deferred tax benefit	(184,000)	(651,000)	(175,000)
Total income tax expense	$2,223,000	$1,322,000	$ 822,000

For a detailed discussion of income taxes please refer to footnote 10 in the Notes to Consolidated Financial Statements.

MONETARY POLICY AND ECONOMIC CONDITIONS

The earnings of the Company and the Bank are affected by the policies of regulatory authorities, including the Federal Reserve System. Federal Reserve System monetary policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. Because of the changing conditions in the national economy and in the money markets, as a result of actions by monetary and fiscal authorities, interest rates, credit availability and deposit levels may change due to circumstances beyond the control of the Company and the Bank.

COMPETITION

The Bank faces strong competition for local business in the communities it serves from other financial institutions. Throughout Sullivan County there are 35 branches of commercial banks, savings banks, savings and loan associations and other financial organizations.

For most of the services, which the Bank performs, there is increasing competition from financial institutions other than commercial banks due to the relaxation of regulatory restrictions. Money market funds actively compete with banks for deposits. Savings banks, savings and loan associations and credit institutions, as well as consumer finance companies, insurance companies and pension trusts are important competitors. Competition for loans is also a factor the Bank faces in maintaining profitability.

NUMBER OF PERSONNEL

At December 31, 2002, there were 120 persons employed by the Company and the Bank.

Item 2. Properties

In addition to the main office of the Company and the Bank in Jeffersonville, New York, the Bank has eight branch locations and an operations center. Set forth below is a description of the offices of the Company and the Bank.

MAIN OFFICE

The main office of the Bank is located at 4864 State Route 52, Jeffersonville, New York. The premises occupied by the Bank consists of approximately 6,700 total square feet of office space in a two-story office building. The Bank owns the building and underlying land.

ELDRED BRANCH

The Eldred Branch of the Bank is located at 561 Route 55, Eldred, New York. The premises consists of approximately 2,016 total square feet of office space in a 1-story office building. The Bank owns the building and underlying land.

LIBERTY BRANCH

The Liberty Branch of the Bank is located at 19 Church Street, Liberty, New York. The premises consists of approximately 4,320 total square feet of office space in a two-story office building. The Company owns the building and underlying land.

LIVINGSTON MANOR BRANCH

The Livingston Manor Branch of the Bank is located at 33 Main Street, Livingston Manor, New York. The premises consists of approximately 2,325 total square feet of office space. The Company owns the building and underlying land.

LOCH SHELDRAKE BRANCH

The Loch Sheldrake Branch of the Bank is located on 1278 State Route 52, Loch Sheldrake, New York. The premises consists of approximately 1,440 total square feet of office space. The Company owns the building and underlying land.

MONTICELLO BRANCH

The Monticello Branch of the Bank is located at 19 Forestburgh Road, Monticello, New York. The premises consists of approximately 2,500 square feet of office space. The Company owns the building and underlying land.

OPERATIONS CENTER

The Operations Center is located on 4866 State Route 52, Jeffersonville, New York. The premises consists of approximately 10,788 square feet in a two-story office building. The Company owns the building and underlying land.

SUPERMARKET BRANCHES

The Bank leases space in Peck's Supermarkets in Narrowsburg and Callicoon and the IGA in Wurtsboro, New York. The branch facilities occupy between 650 and 1,000 square feet each and the lease payments range from approximately $8,500 to $14,200 per year. The Bank leases space in Wal*Mart in Monticello occupying 643 square feet with lease payments of $2,650 monthly.

The major classifications of premises and equipment were as follows at December 31:

	2002
Land	$ 387,000
Buildings	2,757,000
Furniture and fixtures	473,000
Equipment	4,510,000
Building and leasehold improvements	1,000,000
Construction in progress	75,000
	9,202,000
Less accumulated depreciation and amortization	(5,972,000)
Total premises and equipment, net	$ 3,230,000

Item 3. Legal Proceedings

The Company and the Bank are not parties to any material legal proceedings other than ordinary routine litigation incidental to business to which the Company or any of its subsidiaries is a party or of which and of their property is subject.

Item 4. Submission of Matters to a Vote of Security Holders

Not applicable.

PART II

Item 5. Market for the Registrant's Common Equity and Related Stockholder Matters

The Company's common stock has traded in the Over-the-Counter market under the symbol JFBC since January 1997. The following investment firms are known to handle Jeffersonville Bancorp stock transactions: Boenning & Scattergood Inc, Ryan, Beck & Co., Goldman, Sachs & Co., Knight Securities L.P., FTN Financial Securities Corp., Archipelago, LLC, Baird Patrick & Co., Inc.

The following table shows the range of high and low bid prices for the Company's stock for the quarters indicated.

	Market Price		Cash
Quarter Ended	Low	High	Dividends Paid
March 31, 2001	$21.03	$21.03	$0.18
June 30, 2001	$21.50	$21.52	$0.18
September 30, 2001	$21.55	$21.99	$0.18
December 31, 2001	$24.00	$25.50	$0.18
March 31, 2002	$23.25	$29.50	$0.20
June 30, 2002	$28.00	$37.25	$0.20
September 30, 2002	$32.85	$46.00	$0.20
December 31, 2002	$36.00	$49.75	$0.30

Number of Holders of Record. At the close of business on March 12, 2003, the Company had 1,029 shareholders of record of the 1,478,107 shares of common stock then outstanding.

Securities Authorized for Issuance Under Equity Compensation Plan. The Company has no equity compensation plans under which options may be issued.

Item 6. Selected Financial Data

FIVE-YEAR SUMMARY

	2002	2001	2000	1999	1998
RESULTS OF OPERATIONS					
Interest income	$ 20,635,000	$ 20,230,000	$ 19,379,000	$ 18,444,000	$ 17,102,000
Interest expense	5,331,000	7,627,000	8,295,000	7,711,000	7,492,000
Net interest income	15,304,000	12,603,000	11,084,000	10,733,000	9,610,000
Provision for loan losses	900,000	300,000	300,000	300,000	600,000
Net income	5,242,000	3,625,000	2,823,000	2,873,000	2,318,000
FINANCIAL CONDITION					
Total assets	$325,025,000	$298,110,000	$273,464,000	$256,960,000	$243,853,000
Deposits	252,792,000	238,029,000	223,278,000	201,603,000	198,114,000
Gross loans	171,977,000	162,711,000	147,456,000	140,261,000	132,341,000
Stockholders' equity	32,497,000	27,313,000	25,109,000	22,001,000	23,017,000
AVERAGE BALANCES					
Total assets	$313,022,000	$286,823,000	$268,967,000	$254,777,000	$230,955,000
Deposits	247,953,000	234,431,000	218,671,000	207,018,000	191,322,000
Gross loans	165,607,000	157,165,000	143,954,000	137,696,000	129,754,000
Stockholders' equity	30,271,000	28,139,000	24,261,000	22,816,000	22,752,000
FINANCIAL RATIOS					
Net income to average total assets	1.67%	1.26%	1.05%	1.13%	1.00%
Net income to average stockholders' equity	17.32%	12.88%	11.64%	12.59%	10.19%
Average stockholders' equity to average total assets	9.67%	9.81%	9.02%	8.96%	9.85%
PER SHARE DATA					
Net income per share	$ 3.55	$ 2.43	$ 1.86	$ 1.87	$ 1.49
Dividends per share	$ 0.90	$ 0.74	$ 0.72	$ 0.62	$ 0.55
Dividend payout ratio	25.39%	30.40%	38.72%	33.41%	36.66%
Book value at year end	$ 21.99	$ 18.48	$ 16.69	$ 14.40	$ 14.88
Total dividends paid	$ 1,331,000	$ 1,102,000	$ 1,093,000	$ 960,000	$ 850,000
Average number of shares outstanding	1,478,107	1,490,888	1,517,259	1,534,288	1,556,500
Shares outstanding at year end	1,478,107	1,478,107	1,504,085	1,528,359	1,546,485

SUMMARY OF QUARTERLY RESULTS
OF OPERATIONS FOR 2002 AND 2001

2002	MARCH 31	JUNE 30	SEPTEMBER 30	DECEMBER 31	TOTAL
Interest income	$ 5,010,000	$ 5,135,000	$ 5,276,000	$ 5,214,000	$ 20,635,000
Interest expense	(1,444,000)	(1,365,000)	(1,308,000)	(1,214,000)	(5,331,000)
Net interest income	3,566,000	3,770,000	3,968,000	4,000,000	15,304,000
Provision for loan losses	(100,000)	(200,000)	(300,000)	(300,000)	(900,000)
Non-interest income	753,000	732,000	824,000	839,000	3,148,000
Non-interest expenses	(2,441,000)	(2,377,000)	(2,464,000)	(2,805,000)	(10,087,000)
Income before taxes	1,778,000	1,925,000	2,028,000	1,734,000	7,465,000
Income taxes	(530,000)	(617,000)	(615,000)	(461,000)	(2,223,000)
Net income •	$ 1,248,000	$ 1,308,000	$ 1,413,000	$ 1,273,000	$ 5,242,000
Basic earnings per share	$ 0.84	$ 0.88	$ 0.96	$ 0.86	$ 3.55

2001	MARCH 31	JUNE 30	SEPTEMBER 30	DECEMBER 31	TOTAL
Interest income	$ 5,005,000	$ 5,010,000	$ 5,126,000	$ 5,089,000	$ 20,230,000
Interest expense	(2,193,000)	(2,039,000)	(1,864,000)	(1,531,000)	(7,627,000)
Net interest income	2,812,000	2,971,000	3,262,000	3,558,000	12,603,000
Provision for loan losses	(75,000)	(75,000)	(75,000)	(75,000)	(300,000)
Non-interest income	626,000	674,000	757,000	826,000	2,883,000
Non-interest expenses	(2,439,000)	(2,585,000)	(2,459,000)	(2,756,000)	(10,239,000)
Income before taxes	924,000	985,000	1,485,000	1,553,000	4,947,000
Income taxes	(221,000)	(242,000)	(421,000)	(438,000)	(1,322,000)
Net income	$ 703,000	$ 743,000	$ 1,064,000	$ 1,115,000	$ 3,625,000
Basic earnings per share	$ 0.47	$ 0.50	$ 0.71	$ 0.75	$ 2.43

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion of the factors which significantly affected the consolidated results of operations and financial condition of Jeffersonville Bancorp ("the Parent Company") and its wholly-owned subsidiary, The First National Bank of Jeffersonville ("the Bank"). For purposes of this discussion, references to the Company include both the Bank and Parent Company, as the Bank is the Parent Company's only subsidiary. This discussion should be read in conjunction with the consolidated financial statements and notes thereto, and the other financial information appearing elsewhere in this annual report.

This document contains forward-looking statements, which are based on assumptions and describe future plans, strategies and expectations of the Company. These forward-looking statements are generally identified by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," or similar words. The Company's ability to predict results and the actual effect of future plans or strategies is uncertain. Factors which could have a material adverse effect on operations include, but are not limited to, changes in interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and Federal Reserve Board, the quality or composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in the Company's market areas and accounting principles and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements. Actual results could differ materially from forward-looking statements.

General

The Parent Company is a bank holding company founded in 1982 and headquartered in Jeffersonville, New York. The Parent Company owns 100% of the outstanding shares of the Bank's common stock and derives substantially all of its income from the Bank's operations in the form of dividends paid to the Parent Company. The Bank is a New York commercial bank chartered in 1913 serving Sullivan County, New York with branch offices in Jeffersonville, Eldred, Liberty, Loch Sheldrake, Monticello (2), Livingston Manor, Narrowsburg, Callicoon and Wurtsboro. The Bank's administrative offices are located in Jeffersonville, New York.

The Company's mission is to serve the community banking needs of its borrowers and depositors, who predominantly are individuals, small businesses and local municipal governments. The Company believes it understands its local customer needs and provides quality service with a personal touch. This discussion and analysis of financial results should be reviewed in conjunction with the Company's audited consolidated financial statements.

Local Economy

The local economy continued to show signs of improvement in 2002. While the local economic forecast has been bright, it should be acknowledged that the economy in most other areas of New York State has been sluggish. Significant improvement in the local economy was demonstrated in the Sullivan County real estate market. Several major projects continued to progress along with a vibrant real estate market, which increase optimism in the county's future. A permanent concert facility is planned to begin construction on the original site of the Woodstock Festival in Bethel this spring. Kohl's Department Store has completed construction of a major distribution center in the Town of Mamakating and now employs nine hundred individuals. The success of these projects, tourism, real estate values and the availability of qualified labor is critical to the economy and the Company.

Financial Condition

Total assets increased by $26.9 million or 9.0% to $325.0 million at December 31, 2002 from $298.1 million at December 31, 2001. The increase was primarily due to a $13.8 million or 13.3% increase in securities available for sale from $104.1 million at December 31, 2001 to $117.9 million at December 31, 2002. Gross loans outstanding increased $9.3 million from $162.7 million at December 31, 2001 to $172.0 million at December 31, 2002. The investment in bank-owned life insurance increased $4.4 million primarily due to purchases of additional insurance. These 2002 asset increases were funded by a $14.8 million increase in total deposits from $238.0 million at December 31, 2001 to $252.8 million at December 31, 2002. Much of the securities portfolio remains funded with long term borrowings from the Federal Home Loan Bank, a leveraging strategy implemented since 1997 in which the Company funded security purchases with FHLB borrowings at a positive interest rate spread.

In 2002, total gross loans increased $9.3 million or 5.7% from $162.7 million to $172.0 million. Within the loan portfolio, commercial real estate loans increased $4.9 million to $44.8 million at December 31, 2002, residential real estate increased by $5.3 million to $72.6 million, home equity loans increased $2.0 million to $14.8 million and real estate construction loans decreased $2.2 million to $3.4 million. The real estate growth reflects the Company's strategy to provide loans for local real estate projects where there is strong loan to values and solid principals. The growth in residential mortgages reflects new products to meet the highly competitive nature of this market. As a result of casino gambling proposals and related local economic improvement, the Company anticipates continued residential and commercial real estate loan opportunities. Accordingly, additional growth is anticipated in real estate loans during 2003. The overall loan portfolio is structured in accordance with management's belief that loans secured by residential and commercial real estate generally result in lower loan loss levels compared to other types of loans, because of the value of the underlying collateral. In the event that the casino gambling proposals do not progress, collateral underlying certain real estate projects could lose value.

Other real estate owned at December 31, 2002 was $126,000 compared to $1.2 million at December 31, 2001. During the third quarter of 2000, the Bank obtained a deed in lieu of foreclosure to 81 condominium units at the Grandview Palace in Loch Sheldrake, New York. The total loan balance at that time was $2.2 million. As of year end 2002, we had 7 units remaining of which none were under contract for sale. Total non-performing loans increased from $1.7 million at December 31, 2001 to $3.2 million at December 31, 2002. Net loan charge-offs increased from $121,000 in 2001 to $446,000 in 2002. At December 31, 2002, the allowance for loan losses equaled $3.1 million representing 1.78% of total gross loans outstanding and 95.3% of total non-performing loans.

Total deposits increased $14.8 million to $252.8 million at December 31, 2002 from $238.0 million at December 31, 2001. Within the deposit mix, lower costing core deposits increased while there was a decrease in higher costing time deposits. Much of the increase in deposits was caused by the continued growth of new branches and the attraction of new customers from larger regional banks. The Company continues to be successful in increasing demand deposit balances, which provides a pool of low cost funds for reinvestment opportunities. Demand deposits increased from $45.7 million at December 31, 2001 to $49.7 million at December 31, 2002, an increase of $4.0 million or 8.8%.

Total stockholders' equity was $32.5 million at December 31, 2002, an increase of $5.2 million from December 31, 2001. The increase was due primarily to net income and the increase in accumulated other comprehensive income of $1,273,000 reduced by cash dividends of $1,331,000.

Results of Operations 2002 versus 2001

NET INCOME

Net income for 2002 of $5.2 million increased 44.6% or $1.6 million from the 2001 net income of $3.6 million. The higher level of earnings in 2002 reflects the interaction of a number of factors. The most significant factor which increased 2002 net income was the decrease in interest expense to $5.3 million from $7.6 million in 2001, an decrease of $2.3 million or 30.1%. An additional factor was the increase in interest income to $20.6 million from $20.2 million in 2001, an increase of $405,000 or 2.0%. The provision for loan losses was $900,000 in 2002 versus $300,000 in 2001. Salary expense increased $343,000 or 9.1% in 2002, primarily due to the addition of new employees and normal salary increases. Employee benefit expenses increased by $369,000 or 23.0% primarily due to increased costs of providing pension and health care benefits. Net other real estate owned expense decreased by $1,022,000 in 2002, primarily due to gains from the disposition of Grandview Palace condominium units.

INTEREST INCOME AND INTEREST EXPENSE

Throughout the following discussion, net interest income and its components are expressed on a tax equivalent basis which means that, where appropriate, tax exempt income is shown as if it were earned on a fully taxable basis.

The largest source of income for the Company is net interest income, which represents interest earned on loans, securities and short-term investments, less interest paid on deposits and other interest bearing liabilities. Tax equivalent net interest income of $15.9 million for 2002 represented an increase of 21.5% compared to $13.1 million for 2001. Net interest margin increased to 5.54% in 2002 compared to 4.96% in 2001, as decreases in cost of deposits and borrowings exceeded decreases in earning asset yields.

Total interest income for 2002 was $21.3 million, compared to $20.8 million in 2001. The increase in 2001 is the result of an increase in the average balance of interest earning assets from $264.8 million in 2001 to $287.5 million in 2002, an increase of 8.6%. Interest income from the increase in earning assets was offset by an overall decrease in average yield on earning assets of 44 basis points in 2002. Total average securities (securities available for sale and securities held to maturity) increased $16.6 million or 16.4% in 2002 to $118.3 million. The increase in 2002 reflects the investment of excess funds from increased deposits, which were not needed to fund new loans. The increased in average security balances was offset by a lower yield on total securities which decreased from 6.63% in 2001 to 6.27% in 2002 due to the overall decline in interest rates. In 2002, average loans increased $8.4 million to $165.6 million from $157.2 million in 2001. Concurrently the average loan yield decreased from 8.75% in 2001 to 8.32% in 2002. Average residential and commercial real estate loans continued to make up a major portion of the loan portfolio at 71.1% of total loans in 2002. In 2003, any increases in funding will continue to be allocated first to meet loan demand, as necessary, and then to the securities portfolios.

Total interest expense in 2002 decreased $2.3 million or 30.1% over 2001. The average balance of interest bearing liabilities increased from $214.5 million in 2001 to $230.4 million in 2002, an increase of 7.4%. During 2002, the average cost of total interest bearing liabilities decreased by 125 basis points, reflecting the lower overall market interest rates during the year.

Average interest bearing deposits increased $6.6 million to reach $199.5 million in 2002, an increase of 3.4%. The lower interest rates paid on time deposits resulted from general market conditions in 2002 as compared to 2001, a reduction of 165 basis points from 4.86% in 2001 to 3.21%. Interest rates on interest bearing deposits decreased from an average rate paid of 3.39% in 2001 to 1.99% in 2002. In 2002, average demand deposit balances increased 16.7% over 2001.

PROVISION FOR LOAN LOSSES

The provision for loan losses was $900,000 in 2002 as compared to $300,000 in 2001. Provisions for loan losses are recorded to maintain the allowance for loan losses at a level deemed adequate by management based on an evaluation of such factors as economic conditions in the Company's market area, past loan loss experience, the financial condition of individual borrowers, and underlying collateral values based on independent appraisals. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions, particularly in Sullivan County. In addition, Federal regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses and may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination, which may not be currently available to management.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged-off against the allowance when management believes that the collectibility of all or a portion of the principal is unlikely. Recoveries of loans previously charged-off are credited to the allowance when realized.

Total non-performing loans increased from $1.7 million at December 31, 2001 to $3.2 million at December 31, 2002. This increase was primarily due to increases in non-accrual loans in the residential and commercial loan portfolios. Net loan charge-offs increased from $121,000 in 2001 to $446,000 in 2002 while gross charge-offs increased from $319,000 in 2001 to $662,000 in 2002. One commercial loan charge-off of $400,000 represents 60.4% of total gross charge-offs for 2002.

SUMMARY OF LOAN LOSS EXPERIENCE

The following table indicates the amount of charge-offs and recoveries in the loan portfolio by category.

ANALYSIS OF THE CHANGES IN ALLOWANCE FOR LOAN LOSSES FOR 2002, 2001 AND 2000

	2002	2001	2000
Balance at beginning of year	$2,614,000	$2,435,000	$2,336,000
Charge-offs:			
Commercial, financial and agriculture	(404,000)	(29,000)	(9,000)
Real estate – mortgage	(84,000)	(35,000)	(28,000)
Installment loans	(108,000)	(179,000)	(214,000)
Other loans	(66,000)	(76,000)	(95,000)
Total charge-offs	(662,000)	(319,000)	(346,000)
Recoveries:			
Commercial, financial and agriculture	17,000	43,000	31,000
Real estate – mortgage	97,000	38,000	16,000
Installment loans	84,000	95,000	71,000
Other loans	18,000	22,000	27,000
Total recoveries	216,000	198,000	145,000
Net charge-offs	(446,000)	(121,000)	(201,000)
Provision charged to operations	900,000	300,000	300,000
Balance at end of year	$3,068,000	$2,614,000	$2,435,000
Ratio of net charge-offs to average outstanding loans	0.27%	0.08%	0.14%

The Company manages asset quality with a review process that includes analysis of credit applications and both internal and external loan review of existing outstanding loans and delinquencies. Management strives to identify potential non-performing loans early; take charge-offs promptly based on a realistic assessment of probable losses; and maintain an adequate allowance for loan losses based on the inherent risk of loss in the existing portfolio.

The allowance for loan losses was $3.1 million at December 31, 2002 compared to $2.6 million and $2.4 million at December 31, 2001 and 2000, respectively. The allowance as a percentage of total loans was 1.78% at December 31, 2002, compared to 1.61% and 1.65% at December 31, 2001 and 2000, respectively. The allowance's coverage of non-performing loans was 95.3% at December 31, 2002 compared to 157.7% and 99.8% at December 31, 2001 and 2000 respectively.

No portion of the allowance for loan losses is restricted to any loan or group of loans, as the entire allowance is available to absorb charge-offs in any loan category. The amount and timing of future charge-offs and allowance allocations may vary from current estimates and will depend on local economic conditions. The following table shows the allocation of the allowance for loan losses to major portfolio categories and the percentage of each loan category to total loans outstanding.

DISTRIBUTION OF ALLOWANCE FOR LOAN LOSSES AT DECEMBER 31,

	2002		2001		2000		1999		1998	
(Dollars in thousands)	Amount of Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans	Amount of Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans	Amount of Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans	Amount of Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans	Amount of Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans
Residential mortgages[1]	$ 890	52.2%	$ 848	55.1%	$ 802	56.0%	$ 816	55.0%	$ 681	57.3%
Commercial mortgages	300	27.3	300	21.6	500	21.4	275	22.3	400	19.1
Commercial loans	1,010	8.1	630	7.0	381	7.2	545	9.4	544	10.4
Installment loans	644	11.0	603	13.4	542	13.9	514	12.0	508	12.1
Other loans	224	1.4	233	2.9	210	1.5	186	1.3	177	101
Total	$3,068	100.0%	$2,614	100.0%	$2,435	100.0%	$2,336	100.0%	$2,310	100.0%

[1] *Includes home equity loans.*

Management believes that the allowance for loan losses is adequate; however, certain regulatory agencies, as an integral part of their examination process, periodically review the adequacy of the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination, which may not be currently available to management.

NONACCRUAL AND PAST DUE LOANS

The Company places a loan on nonaccrual status when collectability of principal or interest is doubtful, or when either principal or interest is 90 days or more past due and the loan is not well secured and in the process of collection. Interest payments received on nonaccrual loans are applied as a reduction of the principal balance when concern exists as to the ultimate collection of principal. A distribution of nonaccrual loans and loans 90 days or more past due and still accruing interest is shown in the following table.

DECEMBER 31, 2002

Loan Category	Nonaccrual	90 Days or More, Still Accruing	Total	Percentage[1]	Percentage[2]
Residential mortgages	$1,766,000	$57,000	$1,823,000	2.5%	56.6%
Commercial mortgages	367,000	—	367,000	0.8	11.4
Commercial loans	888,000	—	888,000	5.1	27.6
Installment loans	141,000	—	141,000	0.8	4.4
Total	$3,162,000	$57,000	$3,219,000	1.9%	100.0%

DECEMBER 31, 2001

Loan Category	Nonaccrual	90 Days or More, Still Accruing	Total	Percentage[1]	Percentage[2]
Residential mortgages (includes home equity loans)	$126,000	$539,000	$ 665,000	1.0%	40.1%
Commercial mortgages	439,000	95,000	534,000	1.3	32.2
Commercial loans	269,000	167,000	436,000	2.4	26.3
Installment loans	15,000	8,000	23,000	0.1	1.4
Total	$849,000	$809,000	$1,658,000	1.0%	100.0%

DECEMBER 31, 2000

Loan Category	Nonaccrual	90 Days or More, Still Accruing	Total	Percentage[1]	Percentage[2]
Residential mortgages (includes home equity loans)	$718,000	$1,006,000	$1,724,000	2.3%	70.7%
Commercial mortgages	42,000	629,000	671,000	2.0	27.5
Commercial loans	—	—	—	—	—
Installment loans	15,000	29,000	44,000	0.2	1.8
Total	$775,000	$1,664,000	$2,439,000	1.7%	100.0%

[1] *Percentage of gross loans outstanding for each loan category.*

[2] *Percentage of total nonaccrual and 90 day past due loans.*

The increase in total non-performing loans is primarily due to increases in past due residential mortgages and commercial loans. Total nonaccrual and 90 day past due residential and commercial loans represent 2.5% and 5.1% of the respective portfolio totals, a deterioration over last year. The majority of the Company's total nonaccrual and past due loans are secured loans and, as such, management anticipates there will be limited risk of loss in their ultimate resolution.

From time to time, loans may be renegotiated in a troubled debt restructuring when the Company determines that it will ultimately receive greater economic value under the new terms than through foreclosure, liquidation, or bankruptcy. Candidates for renegotiation must meet specific guidelines. There were no restructured loans as of December 31, 2002 and 2001.

LOAN PORTFOLIO

Set forth below is selected information concerning the composition of our loan portfolio in dollar amounts and in percentages as of the dates indicated.

LOAN PORTFOLIO COMPOSITION

At December 31,	2002		2001		2000		1999		1998	
(Dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
REAL ESTATE LOANS										
Residential	**$ 72,559**	**41.7%**	$ 67,246	40.3%	$ 64,933	42.6%	$ 65,676	45.5%	$ 66,029	48.6%
Commercial	**44,807**	**25.7**	39,940	23.9	33,638	22.1	29,211	20.3	22,961	16.9
Home equity	**14,825**	**8.5**	12,756	7.6	11,496	7.6	10,359	7.2	9,320	6.8
Farm land	**1,828**	**1.1**	2,009	1.2	1,537	1.0	1,388	1.0	1,488	1.1
Construction	**3,414**	**2.0**	5,570	3.3	1,416	0.9	1,915	1.3	1,171	0.9
	$137,433	**79.0**	$127,521	76.3	$113,070	74.2	$108,549	75.3	$100,969	74.3
OTHER LOANS										
Commercial loans	**$ 17,445**	**10.0%**	$ 18,111	10.9%	$ 17,822	11.7%	$ 13,498	9.4%	$ 14,391	10.6%
Consumer installment loans	**17,314**	**9.9**	19,222	11.5	19,685	12.9	19,922	13.8	18,394	13.5
Other consumer loans	**1,537**	**0.9**	1,504	0.9	1,409	0.9	1,876	1.3	1,795	1.3
Agricultural loans	**375**	**0.2**	667	0.4	421	0.3	370	0.2	412	0.3
	36,671	**21.0**	39,504	23.7	39,337	25.8	35,666	24.7	34,992	25.7
Total loans	**174,104**	**100.0%**	167,025	100.0%	152,357	100.0%	144,215	100.0%	135,961	100.0%
Unearned discounts	**(2,127)**		(4,314)		(4,901)		(3,954)		(3,620)	
Allowance for loan loss	**(3,068)**		(2,614)		(2,435)		(2,336)		(2,310)	
Total loans, net	**$168,909**		$160,097		$145,021		$137,925		$130,031	

The following table indicates the amount of loans in portfolio categories according to their period to maturity. The table also indicates the dollar amount of these loans that have predetermined or fixed rates vs. variable or adjustable rates.

MATURITIES AND SENSITIVITIES OF LOANS TO CHANGES IN INTEREST RATES AT DECEMBER 31, 2002

	One Year or Less	One Year Through Five Years	After Five Years	Total
Commercial, financial and agricultural	$10,589	$6,629	$602	$17,820
Real estate construction	3,326	—	88	3,414
Total	$13,915	$6,629	$690	$21,234
Interest sensitivity of loans:				
Predetermined rate	$ 6,273	$6,167	$690	$13,130
Variable rate	7,642	462	—	8,104
Total	$13,915	$6,629	$690	$21,234

OTHER REAL ESTATE OWNED

Other real estate owned represents properties acquired through foreclosure and is recorded on an individual-asset basis at the lower of (1) fair value less estimated costs to sell or (2) cost, which represents the loan balance at initial foreclosure. When a property is acquired, the excess of the loan balance over the fair value of the property is charged to the allowance for loan losses. Subsequent write downs to reflect further declines in fair value are included in non-interest expense.

The following are the changes in other real estate owned during the last two years:

Years Ended December 31,	2002	2001
Beginning balance	$ 1,237,000	$ 2,564,000
Additions (includes costs capitalized)	414,000	787,000
Sales	(1,515,000)	(2,097,000)
Write downs	(10,000)	(17,000)
Ending balance	$ 126,000	$ 1,237,000

NON-INTEREST INCOME AND EXPENSE

Non-interest income primarily consists of service charges, commissions and fees for various banking services, and securities gains and losses. Total non-interest income in 2002 increased 11.8% or $332,000 over 2001. The increase is attributable to ATM debit card revenue, income from ATM fees charged to nonbank customers, increases in fees for NSF checks, higher monthly service charges for checking accounts, and income recorded for the increase in cash surrender value of bank-owned life insurance.

Non-interest expense decreased by $85,000 or 0.8% in 2002. Salary and wage expense combined with employee benefit expense increased 13.3% to $6.1 million in 2002. This increase was caused by increased expenses for normal salary increases and increased costs of providing pension and healthcare benefits. Occupancy and equipment expense increased 3.5% to reach $1.7 million in 2002. Net other real estate owned expense (income) decreased $1,022,000 to ($308,000) in 2002 from $714,000 in 2001 primarily due to gains from the sales of Grandview Palace units. Other non-interest expense increased by $168,000 or 6.9% in 2002 to $2.6 million from $2.4 million in 2001.

INCOME TAX EXPENSE

Income tax expense totaled 2,223,000 in 2002 versus $1,322,000 in 2001. The effective tax rate approximated 29.8% in 2002 and 26.7% in 2001. This relatively low tax rate reflects the favorable tax treatment received on tax-exempt interest income and net earnings from bank-owned life insurance.

Results of Operations 2001 versus 2000

NET INCOME

Net income for 2001 of $3.6 million increased 28.4% from the 2000 net income of $2.8 million. The higher level of earnings in 2001 reflects the interaction of a number of factors including increases in interest income, decreases in interest expense and several higher non-interest expense categories. The most significant factor which increased 2001 net income was the increase in interest income expense to $20.2 million from $19.4 million in 2000, an increase of $851,000 or 4.4%. An additional factor was the decrease in interest expense to $7.6 million from $8.3 million in 2000, a decrease of $668,000 or 8.1%. The provision for loan losses was $300,000 in both 2001 and 2000. Salary expense increased $183,000 or 5.1% in 2001, primarily due to the addition of new employees and normal salary increases. Occupancy and equipment expenses increased by 154,000 or 10.4% due to increased costs incurred for the full effect of new branches. Net other real estate owned expense increased by $192,000 in 2001, primarily due to selling and maintenance costs associated with disposition of Grandview condominium units.

INTEREST INCOME AND INTEREST EXPENSE

Tax equivalent net interest income of $13.1 million for 2001 represented an increase of 11.9%, compared to $11.7 million for 2000. Total interest income for 2001 was $20.8 million, compared to $20.0 million in 2000. The increase in 2001 is the result of an increase in the average balance of interest earning assets from $246.4 million in 2000 to $264.8 million in 2001, an increase of 7.5%. The increase in earning assets was offset by an overall decrease in average yield on earning assets of 29 basis points in 2001.

Total interest expense in 2001 decreased $669,000 or 8.1% over 2000. The average balance of interest bearing liabilities increased from $204.3 million in 2000 to $214.5 million in 2001, an increase of 5.0%. During 2001, the average cost of total interest bearing liabilities decreased by 50 basis points, reflecting the lower market interest rates during the year. Net interest margin increased to 4.96% in 2001 compared to 4.76% in 2000.

PROVISION FOR LOAN LOSSES

The provision for loan losses was $300,000 in 2001 and 2000. Provisions for loan losses are recorded to maintain the allowance for loan losses at an amount management considers adequate to cover loan losses, which are deemed probable and can be estimated. These provisions were based upon a number of factors, including asset classifications, management's assessment of the credit risk inherent in the portfolio, historical loan loss experience, economic trends, industry experience and trends, estimated collateral values and underwriting policies. Total non-performing loans decreased from $2.4 million at December 31, 2000 to $1.7 million at December 31, 2001. Net loan charge-offs decreased from $201,000 in 2000 to $121,000 in 2001. At December 31, 2001, the allowance for loan losses equaled $2.6 million representing 1.61% of total gross loans outstanding and 157.7% of total non-performing loans.

NON-INTEREST INCOME AND EXPENSE

Total non-interest income in 2001 increased 19.3% or $467,000 over 2000. The increase is attributable to ATM debit card revenue, income from ATM fees charged to nonbank customers, increases in fees for NSF checks, higher monthly service charges for checking accounts, and income recorded for the increase in cash surrender value of bank-owned life insurance.

Non-interest expense increased by $684,000 or 7.2% in 2001. Salary and wage expense, combined with employee benefit expense, increased 3.0% to $5.4 million in 2001. Occupancy and equipment expense increased 10.4% to reach $1.6 million in 2001. Net other real estate owned expense increased $192,000 to $714,000 in 2001 from $522,000 in 2000 primarily due to expenses related to Grandview Palace. Other non-interest expense increased by $184,000 or 7.9% in 2001 to $2.5 million from $2.3 million in 2000.

INCOME TAX EXPENSE

Income tax expense totaled $1,322,000 in 2001 versus $822,000 in 2000. The effective tax rate approximated 26.7% in 2001 and 22.6% in 2000. The relatively low tax rate reflects the favorable tax treatment received on municipal security interest and other tax reduction strategies.

Liquidity

Liquidity is the ability to provide sufficient cash flow to meet financial commitments such as additional loan demand and withdrawals of existing deposits. The Company's primary sources of liquidity are its deposit base; FHLB borrowings; repayments and maturities on loans; short-term assets such as federal funds and short-term interest bearing deposits in banks; and maturities and sales of securities available for sale. These sources are available in amounts sufficient to provide liquidity to meet the Company's ongoing funding requirements. The Bank's membership in the FHLB of New York enhances liquidity in the form of overnight and 30 day lines of credit of approximately $29.9 million, which may be used to meet unforeseen liquidity demands. There were overnight borrowings of $6,000,000 at a rate of 1.35% being used at December 31, 2002. Six separate FHLB term advances totaling $30.0 million at December 31, 2002 were being used to fund securities leverage transactions.

In 2002, cash generated from operating activities amounted to $5.1 million and cash generated from financing activities amounted to $19.8 million. These amounts were offset by a use of cash in investing activities of $22.9 million, resulting in a net increase in cash and cash equivalents of $2.0 million. See the Consolidated Statements of Cash Flows for additional information.

MATURITY SCHEDULE OF TIME DEPOSITS OF $100,000 OR MORE AT DECEMBER 31, 2002

Deposits	
Due three months or less	$ 8,466,000
Over three months through six months	5,067,000
Over six months through twelve months	2,171,000
Over twelve months	4,380,000
	$20,084,000

Management anticipates much of these maturing deposits to rollover at maturity, and that liquidity will be adequate to meet funding requirements.

Capital Adequacy

One of management's primary objectives is to maintain a strong capital position to merit the confidence of depositors, the investing public, bank regulators and shareholders. A strong capital position should help the Company withstand unforeseen adverse developments and take advantage of profitable investment opportunities when they arise. Stockholders' equity increased $5.2 million or 19.0% in 2002 following an increase of 8.8% in 2001

In 2000, the Board of Directors authorized that $1.0 million be made available to purchase shares on the open market. During 2002, no common shares were purchased. During 2001, a total of 25,978 common shares were purchased and retired which reduced stockholders' equity by $554,000. Management believes that the repurchase of Company stock represents a prudent use of excess capital.

The Company retained $3.9 million from 2002 earnings, while other comprehensive income increased stockholders' equity by $1.3 million. In accordance with regulatory capital rules, the adjustment for the after tax net unrealized gain or loss on securities available for sale is not considered in the computation of regulatory capital ratios.

Under the Federal Reserve Bank's risk-based capital rules, the Company's Tier I risk-based capital was 16.6% and total risk-based capital was 17.8% of risk-weighted assets. These risk-based capital ratios are well above the minimum regulatory requirements of 4.0% for Tier I capital and 8.0% for total capital. The Company's leverage ratio (Tier I capital to average assets) of 9.8% is well above the 4.0% minimum regulatory requirement. The following table shows the Company's actual capital measurements compared to the minimum regulatory requirements.

As of December 31,	2002	2001
TIER I CAPITAL		
Stockholders' equity, excluding the after-tax net unrealized gain on securities available for sale	$ 30,544,000	$ 27,209,000
TIER II CAPITAL		
Allowance for loan losses[1]	2,287,000	2,111,000
Total risk-based capital	$ 32,831,000	$ 29,320,000
Risk-weighted assets[2]	$184,133,000	$168,320,000
Average assets	$313,022,000	$286,823,000
RATIOS		
Tier I risk-based capital (minimum 4.0%)	16.6%	16.2%
Total risk-based capital (minimum 8.0%)	17.8%	17.4%
Leverage (minimum 4.0%)	9.8%	9.5%

[1] The allowance for loan losses is limited to 1.25% of risk-weighted assets for the purpose of this calculation.

[2] Risk-weighted assets have been reduced for the portion allowance for loan losses excluded from total risk-based capital.

New Accounting Pronouncements

In July 2001, the FASB issued SFAS No. 141, "Business Combinations," which requires that all business combinations be accounted for under the purchase accounting method. Use of the pooling-of-interests method is no longer permitted. SFAS No. 141 requires that the purchase accounting method be used for business combinations initiated after June 30, 2001. The adoption of this pronouncement did not have any effect on the Company's consolidated financial statements.

In July 2001, the FASB also issued SFAS No. 142, "Goodwill and Other Intangible Assets," which requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. The Company adopted this statement effective January 1, 2002. The adoption of this pronouncement did not have any effect on the Company's consolidated financial statements.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. Earlier application is permitted. The Company does not expect the adoption of this pronouncement to have a material effect on its consolidated financial statements.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This statement also supersedes the accounting and reporting provisions of APB Opinion No. 30 "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." This statement is effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company adopted the provisions of SFAS No. 144 effective January 1, 2002. The adoption of this pronouncement did not have any effect on the Company's consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," which required gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. Upon adoption of SFAS No. 145, companies will be required to apply the criteria in Accounting Principles Board (APB) Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" in determining the classification of gains and losses resulting from the extinguishment of debt. Additionally, SFAS No. 145 amends SFAS No. 13, "Accounting for Leases," to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. The provisions of SFAS No. 145 related to the rescission of SFAS No. 4 are effective for fiscal years beginning after May 15, 2002. All other provisions of SFAS No. 145 are effective for transactions occurring and/or financial statements issued on or after May 15, 2002. The implementation of the SFAS No. 145 provisions which were effective May 15, 2002 did not have any effect on the Company's consolidated financial statements. The implementation of the remaining provisions is not expected to have a material impact on the Company's consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This statement is effective for exit or disposal activities initiated after December 31, 2002. The Company does not expect the adoption of this pronouncement to have a material effect on its consolidated financial statements.

In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions." This statement amends SFAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions," SFAS No. 144, and FASB Interpretation No. 9. Except for transactions between two or more mutual enterprises, this statement removes acquisitions of financial institutions from the scope of both SFAS No. 72 and FASB Interpretation No. 9 and requires that those transactions be accounted for in accordance with SFAS No. 141 and SFAS No. 142. In addition, this statement amends SFAS No. 144 to include in its scope long-term customer-relationship intangible assets of financial institutions. The provisions of this statement are to be applied retroactively to January 1, 2002 and are effective after September 30, 2002. The adoption of this pronouncement did not have a material effect on the Company's consolidated financial statements.

Critical Accounting Policies

Pursuant to recent SEC guidance, management of public companies are encouraged to evaluate and disclose those accounting policies that are judged to be critical policies, or those most important to the portrayal of the Company's financial condition and results, and that require management's most difficult subjective or complex judgments. Management of the Company considers the accounting policy relating to the allowance for loan losses to be a critical accounting policy given the inherent uncertainty in evaluating the levels of the allowance required to cover credit losses in the portfolio and the material effect that such judgments can have on the results of operations. The allowance for loan losses is maintained at a level deemed adequate by management based on an evaluation of such factors as economic conditions in the Company's market area, past loan loss experience, the financial condition of individual borrowers, and underlying collateral values based on independent appraisals. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions and values of real estate particularly in Sullivan County. In the event that the casino gambling proposals do not progress, collateral underlying certain real estate loans could lose value which could lead to future additions to the allowance for loan loss In addition, Federal regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses and my require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination, which may not be currently available to management.

There are no new accounting standards that are expected to have a material impact on the Company's consolidated financial statements.

Distribution of Assets, Liabilities & Stockholders' Equity: Interest Rates & Interest Differential

The following schedule presents the condensed average consolidated balance sheets for 2002, 2001 and 2000. The total dollar amount of interest income from earning assets and the resultant yields are calculated on a tax equivalent basis. The interest paid on interest-bearing liabilities, expressed in dollars and rates, are also presented.

CONSOLIDATED AVERAGE BALANCE SHEET 2002

	Average Balance	Percentage of Total Average Assets	Interest Earned/Paid	Average Yield/Rate
ASSETS				
Securities available for sale and held to maturity:[3]				
Taxable securities	$ 92,083,000	29.42%	$ 5,520,000	5.99%
Tax exempt securities	26,241,000	8.38	1,895,000	7.22%
Total securities	118,324,000	37.80	7,415,000	6.27%
Short-term investments	3,550,000	1.13	78,000	2.20%
Loans (net of unearned discount)				
Real estate mortgages	117,744,000	37.62	9,619,000	8.17%
Home equity loans	13,973,000	4.46	981,000	7.02%
Time and demand loans	13,370,000	4.27	903,000	6.75%
Installment and other loans	20,520,000	6.56	2,283,000	11.13%
Total loans[1]	165,607,000	52.91	13,786,000	8.32%
Total interest earning assets	287,481,000	91.84	21,279,000	7.40%
Allowance for loan losses	(2,666,000)	(0.85)		
Unrealized gains and losses on portfolio	1,593,000	0.51		
Cash and due from banks (demand)	10,299,000	3.29		
Fixed assets (net)	3,106,000	0.99		
Bank owned life insurance	7,666,000	2.45		
Other assets	5,543,000	1.77		
Total assets	$313,022,000	100.00%		
LIABILITIES AND STOCKHOLDERS' EQUITY				
NOW and Super NOW deposits	$ 33,799,000	10.80%	241,000	0.71%
Savings and insured money market deposits	73,379,000	23.44	777,000	1.06
Time deposits	92,309,000	29.49	2,960,000	3.21
Total interest bearing deposits	199,487,000	63.73	3,978,000	1.99
Federal funds purchased and other short-term debt	927,000	0.30	49,000	5.29
Long-term debt	30,000,000	9.58	1,304,000	4.35
Total interest bearing liabilities	230,414,000	73.61	5,331,000	2.31
Demand deposits	48,466,000	15.48		
Other liabilities	3,871,000	1.24		
Total liabilities	282,751,000	90.33		
Stockholders' liability	30,271,000	9.67		
Total liabilities and stockholders' equity	$313,022,000	100.00%		
Net interest income			$15,948,000	
Net interest spread				5.09%
Net interest margin[2]				5.54%

[1] For purpose of this schedule, interest in nonaccruing loans has been included only to the extent reflected in the consolidated income statement. However, the nonaccrual loan balances are included in the average amount outstanding.

[2] Computed by dividing net interest income by total interest earning assets.

[3] Yields on securities available for sale are based on amortized cost.

Distribution of Assets, Liabilities & Stockholders' Equity: Interest Rates & Interest Differential

CONSOLIDATED AVERAGE BALANCE SHEET 2001

	AVERAGE BALANCE	PERCENTAGE OF TOTAL AVERAGE ASSETS	INTEREST EARNED/PAID	AVERAGE YIELD/RATE
ASSETS				
Securities available for sale and held to maturity:[3]				
Taxable securities	$ 81,577,000	28.44%	$ 5,204,000	6.38%
Tax exempt securities	20,099,000	7.01	1,542,000	7.67
Total securities	101,676,000	35.45	6,746,000	6.63
Short-term investments	5,913,000	2.06	258,000	4.36
Loans (net of unearned discount)				
Real estate mortgages	108,839,000	37.95	9,246,000	8.50
Home equity loans	11,807,000	4.12	987,000	8.36
Time and demand loans	10,935,000	3.81	976,000	8.93
Installment and other loans	25,584,000	8.92	2,541,000	9.93
Total loans[1]	157,165,000	54.80	13,750,000	8.75
Total interest earning assets	264,754,000	92.31	20,754,000	7.84%
Allowance for loan losses	(2,553,000)	(0.89)		
Unrealized gains and losses on portfolio	619,000	0.22		
Cash and due from banks (demand)	8,787,000	3.06		
Fixed assets (net)	2,645,000	0.92		
Bank owned life insurance	7,112,000	2.48		
Other assets	5,459,000	1.90		
Total assets	$286,823,000	100.00%		
LIABILITIES AND STOCKHOLDERS' EQUITY				
NOW and Super NOW deposits	$ 29,668,000	10.34%	416,000	1.40%
Savings and insured money market deposits	63,864,000	22.27	1,289,000	2.02
Time deposits	99,384,000	34.65	4,833,000	4.86
Total interest bearing deposits	192,916,000	67.26	6,538,000	3.39
Federal funds purchased and other short-term debt	409,000	0.14	21,000	5.13
Long-term debt	21,156,000	7.38	1,068,000	5.05
Total interest bearing liabilities	214,481,000	74.78	7,627,000	3.56
Demand deposits	41,515,000	14.47		
Other liabilities	2,688,000	0.94		
Total liabilities	258,684,000	90.19		
Stockholders' liability	28,139,000	9.81		
Total liabilities and stockholders' equity	$286,823,000	100.00%		
Net interest income			$13,127,000	
Net interest spread				4.28%
Net interest margin[2]				4.96%

[1] For purpose of this schedule, interest in nonaccruing loans has been included only to the extent reflected in the consolidated income statement. However, the nonaccrual loan balances are included in the average amount outstanding.

[2] Computed by dividing net interest income by total interest earning assets.

[3] Yields on securities available for sale are based on amortized cost.

Distribution of Assets, Liabilities & Stockholders' Equity: Interest Rates & Interest Differential

CONSOLIDATED AVERAGE BALANCE SHEET 2000

	Average Balance	Percentage of Total Average Assets	Interest Earned/Paid	Average Yield/Rate
ASSETS				
Securities available for sale and held to maturity:[3]				
Taxable securities	$ 76,168,000	28.32%	$ 5,013,000	6.58%
Tax exempt securities	24,305,000	9.04	1,901,000	7.82
Total securities	100,473,000	37.36	6,914,000	6.88
Short-term investments	1,963,000	0.73	133,000	6.78
Loans (net of unearned discount)				
Real estate mortgages	100,217,000	37.26	8,517,000	8.50
Home equity loans	11,247,000	4.18	1,015,000	9.02
Time and demand loans	10,366,000	3.85	1,037,000	10.00
Installment and other loans	22,124,000	8.23	2,410,000	10.89
Total loans[1]	143,954,000	53.52	12,979,000	9.02
Total interest earning assets	246,390,000	91.61	20,026,000	8.13%
Allowance for loan losses	(2,405,000)	(0.89)		
Unrealized gains and losses on portfolio	(3,671,000)	(1.36)		
Cash and due from banks (demand)	8,403,000	3.12		
Fixed assets (net)	2,888,000	1.07		
Bank owned life insurance	6,684,000	2.48		
Other assets	10,678,000	3.97		
Total assets	$268,967,000	100.00%		
LIABILITIES AND STOCKHOLDERS' EQUITY				
NOW and Super NOW deposits	$ 30,276,000	11.26%	674,000	2.23%
Savings and insured money market deposits	63,551,000	23.63	1,889,000	2.97
Time deposits	88,224,000	32.80	4,578,000	5.19
Total interest bearing deposits	182,051,000	67.69	7,141,000	3.92
Federal funds purchased and other short-term debt	2,221,000	0.83	138,000	6.21
Long-term debt	20,000,000	7.43	1,016,000	5.08
Total interest bearing liabilities	204,272,000	75.95	8,295,000	4.06
Demand deposits	36,620,000	13.61		
Other liabilities	3,814,000	1.42		
Total liabilities	244,706,000	90.98		
Stockholders' liability	24,261,000	9.02		
Total liabilities and stockholders' equity	$268,967,000	100.00%		
Net interest income			$11,731,000	
Net interest spread				4.07%
Net interest margin[2]				4.76%

[1] *For purpose of this schedule, interest in nonaccruing loans has been included only to the extent reflected in the consolidated income statement. However, the nonaccrual loan balances are included in the average amount outstanding.*

[2] *Computed by dividing net interest income by total interest earning assets.*

[3] *Yields on securities available for sale are based on amortized cost.*

Inflation

The Company's operating results are affected by inflation to the extent that interest rates, loan demand and deposit levels adjust to inflation and impact net interest income. Management can best counter the effect of inflation over the long term by managing net interest income and controlling expenses. The most significant item not reflecting the effects of inflation is depreciation expense, as it is determined based on the historical cost of the assets.

Securities Available For Sale and Investment Securities Analysis*

ANALYSIS BY TYPE AND BY PERIOD TO MATURITY

December 31, 2002	UNDER 1 YEAR		1-5 YEARS		5-10 YEARS		AFTER 10 YEARS		
	BALANCE	RATE	BALANCE	RATE	BALANCE	RATE	BALANCE	RATE	TOTAL
U.S. Government Agency	$31,383,000	6.36%	$ 8,144,000	5.64%	$ —	—%	$ 2,000,000	6.51%	$ 41,527,000
Municipal securities – tax exempt[1]	3,701,000	4.84	10,441,000	4.90	21,666,000	4.23	1,740,000	4.37	37,548,000
Mortgage backed securities and collateralized mortgage obligations other than U.S. Government Agencies	16,212,000	5.42	7,899,000	5.94	1,426,000	5.46	12,815,000	6.02	38,352,000
Other securities	—	—	1,012,000	5.52	—	—	—	—	1,012,000
	$51,296,000	5.95%	$27,496,000	5.44%	$23,092,000	4.31%	$16,555,000	5.44%	$118,439,000

** The analysis shown above combines the Company's Securities Available for Sale portfolio and the Investment Securities portfolio, excluding equity securities. All securities are included above at their amortized cost.*

[1] Yields on tax exempt securities have not been stated on a tax equivalent basis.

Management's Statement of Responsibility

The consolidated financial statements and related information in the 2002 Annual Report were prepared by management in conformity with generally accepted accounting principles. Management is responsible for the integrity and objectivity of the consolidated financial statements and related information. Accordingly, it maintains internal controls and accounting policies and procedures designed to provide reasonable assurance of the accountability and safeguarding of the Company's assets and of the accuracy of reported financial information. These controls and procedures include management evaluations of asset quality and the impact of economic events; organizational arrangements that provide an appropriate division of responsibility; and a program of internal audits to evaluate independently the effectiveness of internal controls and the extent of ongoing compliance with the Company's adopted policies and procedures.

The responsibility of the Company's independent auditors, KPMG LLP, is limited to the expression of an opinion as to the fair presentation of the consolidated financial statements based on their audit conducted in accordance with generally accepted auditing standards.

The Board of Directors, through its Examining Committee, is responsible for insuring that both management and the independent auditors fulfill their respective responsibilities with regard to the consolidated financial statements. The Examining Committee, which is comprised entirely of directors who are not officers or employees of the Company, meets periodically with management, the internal auditor and the independent auditors. The internal auditor and independent auditors have full and free access to and meet with the Examining Committee, without management being present, to discuss financial reporting and other relevant matters.

The consolidated financial statements have not been reviewed or confirmed for accuracy or relevance by the Office of the Comptroller of the Currency.

Arthur E. Keesler
President
Jeffersonville Bancorp

Raymond Walter
Vice President
Jeffersonville Bancorp

John M. Riley
Treasurer
Jeffersonville Bancorp

The following schedule sets forth, for each major category of interest earning assets and interest bearing liabilities, the dollar amount of interest income (calculated on a tax equivalent basis) and interest expense, and changes therein for 2002 as compared to 2001, and 2001 as compared to 2000.

The changes in interest income and expense attributable to both rate and volume have been allocated to rate on a consistent basis.

VOLUME AND RATE ANALYSIS

	2002 Compared to 2001 Increase (Decrease) Due to Change In			2001 Compared to 2000 Increase (Decrease) Due to Change In		
	Volume	Rate	Total	Volume	Rate	Total
INTEREST INCOME						
Investment securities and securities available for sale	$1,104,000	$ (435,000)	$ 669,000	$ 82,000	$ (250,000)	$ (168,000)
Federal funds sold	(103,000)	(77,000)	(180,000)	271,000	(146,000)	125,000
Loans	743,000	(707,000)	36,000	1,156,000	(385,000)	771,000
Total interest income	1,744,000	(1,219,000)	525,000	1,509,000	(781,000)	728,000
INTEREST EXPENSE						
NOW and Super NOW deposits	58,000	(233,000)	(175,000)	(14,000)	(244,000)	(258,000)
Savings and insured money market deposits	192,000	(704,000)	(512,000)	9,000	(609,000)	(600,000)
Time deposits	(344,000)	(1,529,000)	(1,873,000)	579,000	(325,000)	254,000
Federal funds purchased and other short-term debt	27,000	1,000	28,000	(113,000)	(4,000)	(117,000)
Long-term debt	447,000	(211,000)	236,000	59,000	(7,000)	52,000
Total interest expense	380,000	(2,676,000)	(2,296,000)	520,000	$(1,189,000)	(669,000)
Net interest income	$1,364,000	$ 1,457,000	$ 2,821,000	$ 989,000	$ 408,000	$1,397,000

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

INTEREST RATE RISK

Management of interest rate risk involves continual monitoring of the relative sensitivity of asset and liability portfolios to changes in rates due to maturities or repricing. Interest rate sensitivity is a function of the repricing of assets and liabilities through maturity and interest rate changes. The objective of interest rate risk management to maintain an appropriate balance between income growth and the risks associated with maximizing income through the mismatch of the timing of interest rate is changes between assets and liabilities. Perfectly matching the repricing of assets and liabilities can eliminate interest rate risk, but net interest income is not always enhanced. One measure of interest rate risk, the so-called "gap," is illustrated in the table below as of December 31, 2002. This table measures the incremental and cumulative gap, or difference between assets and liabilities subject to repricing during the periods indicated. The dollar amounts presented are stated on the basis of "contractual gap" which measures the stated repricing and maturity of assets and liabilities. The data presented indicates that rate sensitive liabilities are generally subject to repricing sooner than rate sensitive assets. Management retains the ability to change, or not change, interest rates on certain deposit products as general market rates change in the future, and is also in the position to liquidate a portion of its securities available for sale should conditions warrant such action. The following is one of several different analysis tools management utilizes in managing interest rate risk.

MATURITY	0 TO 3 MONTHS	3 TO 12 MONTHS	1 TO 5 YEARS	OVER 5 YEARS	TOTAL
Loans, net[1]	$39,675,000	$ 68,463,000	$60,067,000	$ 704,000	$168,909,000
Taxable securities[2]	13,338,000	34,257,000	17,055,000	17,116,000	81,766,000
Non taxable securities[2]	516,000	3,185,000	10,441,000	23,406,000	37,548,000
Total interest earning assets	$53,529,000	$105,905,000	$87,563,000	$ 41,226,000	$288,223,000
NOW and Super NOW accounts	$ 356,000	$ 3,920,000	$15,678,000	$ 15,676,000	$ 35,630,000
Savings and insured money market deposits[1,3]	1,179,000	12,970,000	34,995,000	29,950,000	79,094,000
Time deposits[3]	8,676,000	53,289,000	26,419,000	9,000	88,393,000
Long term debt[1]	—	8,000,000	7,000,000	15,000,000	30,000,000
Short term debt[1]	6,433,000	—	—	—	6,433,000
Total interest bearing liabilities	$16,644,000	$ 78,179,000	$84,092,000	$ 60,635,000	$239,550,000
Gap	$36,885,000	$ 27,726,000	$ 3,471,000	$(19,409,000)	$ 48,673,000
Cumulative gap	36,885,000	64,611,000	68,082,000	48,673,000	
Cumulative gap as a percentage of total interest earning assets	12.80%	22.42%	23.62%	16.89%	

[1] *Based on contractual maturity or period to in repricing*

[2] *Based on anticipated maturity. Includes Securities Available for Sale and Securities Held to Maturity, at their amortized cost.*

[3] *Fixed rate deposits and deposits with fixed pricing intervals are included in the period of contractual maturity. Deposits withdrawable on demand or within short notice periods (such as NOW and savings accounts) are shown in repricing periods based on management's estimate of the interest rate sensitivity of these accounts, based in part on the Company's favorable historical experience of a substantial portion of these balances during periods of changing interest rates.*

Item 8. Financial Statements and Supplementary Data

Financial statements and supplementary data are found on pages 3 to 25 of this report.

Item 9. Changes In and Disagreements With Accountants On Accounting and Financial Disclosure

NONE

PART III

Item 10. Directors and Executive Officers of the Registrant

See "Nomination of Directors and Election of Directors" on page 4 of the proxy statement, which are incorporated herein by reference.

Item 11. Executive Compensation

See "Executive Compensation" on page 12 of the proxy statement, which is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

See "Security Ownership of Certain Beneficial Owners and of Management" on page 10 of the proxy statement, which is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

See "Director and Executive Officer Information" on pages 4–5, "Transactions with Management" on page 16 and "Remuneration of Management and Others" on pages 7, 12–14 and 17 of the proxy statement, which are incorporated herein by reference.

Item 14. Controls and Procedures

(a) The Company's management, including the Principal Executive Officer and Principal Financial Officer evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-14(c) under the Securities Exchange Act of 1934, as amended) (the "Exchange Act") as of a date (the "Evaluation Date") within 90 days prior to the filing date of this report. Based upon that evaluation, the Company's management, including the Principal Executive Officer and Principal Financial Officer concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective in timely alerting them to any material information relating to the Company and its subsidiaries required to be included in the Company's Exchange Act filings.

(b) There were no significant changes made in the Company's internal controls or in other factors that that could significantly affect these internal controls subsequent to the date of the evaluation performed by the Company's Principal Executive Officer and Principal Financial Officer.

PART IV

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) 1. Consolidated financial statements and schedules of the Company and Bank.
The following consolidated financial statements herein:
Consolidated Balance Sheets – December 31, 2002 and 2001
Consolidated Statements of Income
Years Ended December 31, 2002, 2001 and 2000
Consolidated Statements of Changes in Stockholders' Equity
Years Ended December 31, 2002, 2001 and 2000
Consolidated Statements of Cash Flows
Years Ended December 31, 2002, 2001 and 2000
Notes to Consolidated Financial Statements
Independent Auditors' Report

(a) 2. All schedules are omitted since the required information is either not applicable, not required or contained in the respective consolidated financial statements or in the notes thereto.

(a) 3. Exhibits (numbered in accordance with Item 601 of Regulation S-K)
Exhibits not indicated below are omitted because the information is not applicable or is contained elsewhere within this report.

3.1 Certificate of Incorporation of the Company
(Incorporation by Reference to Exhibit 3.1, 3.2, 3.3 and 3.4 to Form 8 Registration Statement, effective June 29, 1991)

3.2 The Bylaws of the Company
(Incorporated by Reference to Exhibit 3.5 and 3.6 to Form 8 Registration Statement, effective June 29, 1991)

4.1 Instruments defining the Rights of Security Holders.
(Incorporated by Reference to Exhibit 4 to Form 8 Registration Statement, effective June 29, 1991)

21.1 Subsidiaries of the Company

99.1 906 certification of Principal Executive Officer

99.2 906 certification of Principal Financial Officer

(b) Reports on Form 8-K
No reports on Form 8-K were filed by the Company during the quarter ended December 31, 2002.

(c) Exhibits to this Form 10-K are attached or incorporated herein by reference.

(d) Not applicable

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 12, 2003

By: /s/ Raymond Walter
Principal Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
Arthur E. Keesler	President–Director	March 12, 2003
John M. Riley	Principal Accounting Officer and Principal Financial Officer	March 12, 2003
John K. Gempler	Secretary–Director	March 12, 2003
Edward T. Sykes	Director	March 12, 2003
Raymond Walter	Principal Executive Officer Vice President–Director	March 12, 2003
Earle A. Wilde	Director	March 12, 2003
James F. Roche	Director	March 12, 2003
John W. Galligan	Director	March 12, 2003
Kenneth C. Klein	Director	March 12, 2003
Gibson E. McKean	Director	March 12, 2003
Solomon Katzoff	Director	March 12, 2003
Douglas A. Heinle	Director	March 12, 2003

Exhibit 21.1
Subsidiaries

The Company owns 100% of the Equity Securities of The First National Bank of Jeffersonville, a New York chartered commercial bank. The First National Bank of Jeffersonville also directly owns FNBJ Holding Corp., a Real Estate Investment Trust.

Exhibit 99.1
Written Statement of Principal Executive Officer Pursuant to Section 906 of The Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Jeffersonville Bancorp (the "Company") on Form 10-K for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned hereby certifies to his knowledge on the date hereof, that:

1. The Report fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Raymond Walter
Vice President
(Principal Executive Officer)

Exhibit 99.2
Written Statement of Principal Financial Officer Pursuant to Section 906 of The Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Jeffersonville Bancorp (the "Company") on Form 10-K for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned hereby certifies to his knowledge on the date hereof, that:

1. The Report fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

John M. Riley
Treasurer
(Principal Financial Officer)

The First National Bank of Jeffersonville

OFFICERS

Arthur E. Keesler
Chairman of the Board

Raymond Walter
President and Chief Executive Officer

John M. Riley
Executive Vice President/ Chief Lending Officer

Charles E. Burnett
Senior Vice President/ Chief Financial Officer

Wayne V. Zanetti
Senior Vice President/ Chief Operating Officer

June B. Tegeler
Vice President/ Branch Coordinator

Claire A. Pecsi
Vice President/ Human Resources

Tatiana Hahn
Vice President/ Senior Loan Officer

Loreen Gebelein
Assistant Vice President/ Loan Servicing Manager

Andrew McKean
Assistant Vice President/ Commercial Loans

Martha Huebsch
Assistant Vice President/ Installment Loans

Michael Horodyski
Auditor

Scott D. Sparling
IS Manager

Stacey Stephenson
Compliance Officer

Barbara Hahl
Marketing Manager

Sandee Sipple
Assistant Vice President/ Loan Origination Manager

Lorraine Lilholt
Branch Manager Monticello

Rhonda Decker
Branch Manager Liberty

Tanja McKerrell
Branch Manager Eldred

Kathleen Beseth
Branch Manager Loch Sheldrake

Linda Fisk
Branch Manager Livingston Manor

Cathy Mickelson
Assistant Branch Manager Float

Florence Horecky
Sales Manager Callicoon

Jayne Wartell
Sales Manager Narrowsburg

Janet R. Siano
*Sales Manager Wal*Mart*

Valerie Panich
Sales Manager Wurtsboro

Ronald Lewis
Accounting Supervisor

Deborah Forsblom
Assistant Branch Manager Monticello

Lisa Dreher
Assistant Branch Manager Liberty

JoAnne Girardi
Assistant Branch Manager Eldred

Edie Houghtaling
Assistant Branch Manager Loch Sheldrake

Mandy Roberts
Assistant Branch Manager Livingston Manor

Diane McGrath
Assistant Loan Servicing Manager

STAFF

Candice Bellini
Eleida Black
Amanda Bogert
Jerilynn Brock
Michelle Brockner
Nancy Brown
Denise Buchholz
Shauna A. Buchholz
Silvia Burgos
Alyson Cogswell
James J. Coll
Nancy Crumley
Lydia D'Antoni
Susan DeVito
Melanie Dirie
Kelly Ellsworth
Tara Everett
Latisha Fields
Rosemarie Finkle
Susan Fippinger-Jones
Helen Forster
Dawn Gandy
Nicole E. Gebelein
Rebekah Gulley
Eugene Hahn
Margaret Hanson
Amy Hiller
Alisa Horan
Cathy Horan
Carolyn Hubert
Vivian A. Huggler
Heidi Hulse
Betty Johaneman
Michele Kaner
Laurie Keeler
Barbara Kelly
Jean Kelly
Caroline Kent
Jessica Kenyon
Lauren Kickuth
Marylou M. Kohler
Nanci Lombardo
Sonya Lane
Brandy Leonardo
Frank Leonardo Jr.
Patricia Leonardo
Shirley Lindsley
Michele Lupardo
Merrily Lynch
Martha Lyons
Linda Mall
JoAnn Malley
Christina Marchese
Charlotte Mattice
Jamie McAteer
Jennifer McCormack
Jonathan McGruder
Denise Minckler
Deborah Muzuruk
Gale A. Myers
Diane O'Dell
Patricia Olsen
Kelli Pagan
Kimberly Peck
Bruce Pecsi, Jr.
Kimberly Pecsi
LeighAnne Pfriender
Sarah Phillips
Barbara Pietrucha
Jimmy Porter
Margaret Porter
Alice Reisen
Muriel Rembe
Sherri Rhyne
Damaris Rios
Sandra Ross
John Rudy
Jonathan Sager
Nancy Scott
Heather A. Sherman
Heidi L. Sherman
Kristina Siska
Brandy L. Smith
Connie Smith-Zuill
Theresa Specht
Kristie Stauch
John Tegeler
Theresa A. Vitolo
Barbara Walter
Janet Warden
Carol Welton
Sara Werlau
Kimberly White
Kellee Whitehead
Everett Williams
Jennifer Wood
Heather Worzel
Barry Yoder

Jeffersonville Bancorp
Board of Directors



Arthur E. Keesler
Chairman of the Board

Retired Chief Executive Officer
The First National Bank of Jeffersonville
Jeffersonville, New York



John W. Galligan
Owner
John Galligan, Land Surveyor
Monticello, New York
Surveyor



John K. Gempler
Secretary/Treasurer
Callicoon Co-op Insurance Company
Jeffersonville, New York



Douglas A. Heinle
Retired Postmaster
Cochecton Center, New York



Solomon Katzoff
President
Katzoff Realty, Inc.
Jeffersonville, New York
Real Estate Sales



Kenneth C. Klein
Attorney
Liberty and Jeffersonville, New York



Gibson McKean
President
McKean Real Estate, Inc.
Barryville, New York
Real Estate Sales



James F. Roche
President
Roche's Garage Inc.
Callicoon, New York
Automobile Dealer



Edward T. Sykes
President
Mike Preis Inc.
Callicoon, New York
Insurance Agency



Raymond Walter
President
The First National Bank of Jeffersonville
Jeffersonville, New York



Earle A. Wilde
Retired
Sullivan County Cooperative Extension
Liberty, New York

Officers

Arthur E. Keesler
President

Raymond Walter
Vice President

John K. Gempler
Secretary

John M. Riley
Treasurer

Corporate Information

CORPORATE HEADQUARTERS

Jeffersonville Bancorp
4866 State Route 52
Box 398
Jeffersonville, New York 12748
Telephone: (845) 482-4000
Web site: www.jeffbank.com
E-mail: jeffbank@jeffbank.com

DESCRIPTION OF BUSINESS

Jeffersonville Bancorp is a one-bank holding company formed in June 1982 under the laws of the State of New York. Its subsidiary is The First National Bank of Jeffersonville, which serves customers in Sullivan County, New York and surrounding communities in Southeastern, New York through ten offices. A full-service commercial bank, providing a broad range of financial products, including demand, savings, time deposits and mortgage, consumer and commercial loans.

ANNUAL MEETING

The Annual Meeting of stockholders will be held on Tuesday, April 29, 2003 at 3:00 p.m., in the Company's Board Room at Jeffersonville, New York.

STOCK INFORMATION

The Company's common stock has traded in the Over-the-Counter market under the symbol JFBC since January 1997. The following investment firms are known to handle Jeffersonville Bancorp stock transactions: Boenning & Scattergood Inc, Ryan, Beck & Co., Goldman, Sachs & Co., Knight Securities L.P., FTN Financial Securities Corp., Archipelago, LLC, Baird Patrick & Co., Inc.

The following table shows the range of high and low bid prices for the Company's stock for the quarters indicated.

	Bid Price	
Quarter Ended	Low	High
March 31, 2001	$21.03	$21.03
June 30, 2001	$21.50	$21.52
September 30, 2001	$21.55	$21.99
December 31, 2001	$24.00	$25.50
March 31, 2002	$23.25	$29.50
June 30, 2002	$28.00	$37.25
September 30, 2002	$32.85	$46.00
December 31, 2002	$36.00	$49.75

Cash dividends of $0.20, $0.20, $0.20 and $0.30 per share were declared quarterly in 2002. Cash dividends of $0.18, $0.18, $0.18 and $0.20 per share were declared quarterly in 2001. The Board of Directors intends to continue the payment of dividends on a quarterly basis, subject to its ongoing consideration of the Company's financial condition and operating results; market and economic conditions; and other factors.

Jeffersonville Bancorp

OFFICES

Main Office
4864 State Route 52
Jeffersonville, New York 12748
(845) 482-4000

Callicoon Office
9 Lower Main Street
Callicoon, New York 12723
(845) 887-4866

Eldred Office
561 Route 55
Eldred, New York 12732
(845) 557-8513

Liberty Office
19 Church Street
Liberty, New York 12754
(845) 292-6300

Livingston Manor Office
33 Main Street
Livingston Manor, New York 12758
(845) 439-8123

Loch Sheldrake Office
1278 State Route 52
Loch Sheldrake, New York 12759
(845) 434-1180

Monticello Office
19 Forestburgh Road
Monticello, New York 12701
(845) 791-4000

Narrowsburg Office
122 Kirk Road
Narrowsburg, New York 12764
(845) 252-6570

Wal*Mart Office
33 Anawana Lake Road
Monticello, New York 12701
(845) 794-3988

Wurtsboro Office
2930 State Route 209
Wurtsboro, New York 12790
(845) 888-5890

SUBSIDIARY

The First National Bank
of Jeffersonville

STOCK TRANSFER AGENT

American Stock Transfer & Trust Co.
59 Maiden Lane
Plaza Level
New York, New York 10038
(212) 936-5100



Livingston Manor
Liberty
Loch Sheldrake
Jeffersonville
Callicoon
Wal*Mart – Monticello
Narrowsburg
Monticello
Wurtsboro
Eldred
SULLIVAN COUNTY

The First National Bank of Jeffersonville
Branch Office Locations



Monticello



Eldred



Narrowsburg



Main Office – Jeffersonville



Loch Sheldrake



Callicoon



Liberty



Livingston Manor


THE FIRST NATIONAL BANK
OF JEFFERSONVILLE

Wal*Mart – Monticello



Wurtsboro

Cover photo courtesy of the Neuberger family.

JEFFERSONVILLE BANCORP
P.O. Box 398
JEFFERSONVILLE, NY 12748
WWW.JEFFBANK.COM